    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 17, 2000.

                                                      REGISTRATION NO. 333-95439
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ---------------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          ---------------------------
                            ALLOS THERAPEUTICS, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          2834                         54-1655029
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)       Identification Number)

                         7000 NORTH BROADWAY, SUITE 400
                             DENVER, COLORADO 80221
                                 (303) 426-6262
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                          ---------------------------
                        STEPHEN J. HOFFMAN, PH.D., M.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            ALLOS THERAPEUTICS, INC.
                         7000 NORTH BROADWAY, SUITE 400
                             DENVER, COLORADO 80221
                                 (303) 426-6262
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                          ---------------------------
                                   Copies to:

            STEVEN E. SEGAL, ESQ.                           ALAN L. JAKIMO, ESQ.
            MARC H. GRABOYES, ESQ.                            BROWN & WOOD LLP
              COOLEY GODWARD LLP                     ONE WORLD TRADE CENTER, 58TH FLOOR
               ONE TABOR CENTER                           NEW YORK, NEW YORK 10048
     1200 SEVENTEENTH STREET, SUITE 2100                       (212) 839-5300
            DENVER, COLORADO 80202
                (303) 606-4800

                          ---------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED MARCH 17, 2000


PROSPECTUS

                                5,000,000 SHARES

                                  [ALLOS LOGO]

                                  COMMON STOCK

     This is an initial public offering of shares of common stock of Allos Therapeutics, Inc. Allos expects that the initial public offering price will be between $17.00 and $19.00 per share.

     We have applied for approval for trading and quotation of our common stock on the Nasdaq National Market under the symbol "ALTH."

     OUR BUSINESS INVOLVES SIGNIFICANT RISKS. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 9.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                          ---------------------------

                                                              PER SHARE    TOTAL
Public offering price.......................................  $           $
Underwriting discounts and commissions......................  $           $
Proceeds, before expenses, to Allos.........................  $           $

     The underwriters may also purchase up to an additional 750,000 shares of common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.

     The underwriters expect to deliver the shares against payment in New York,
New York on             , 2000.

SG COWEN

                          PRUDENTIAL VECTOR HEALTHCARE
                       A UNIT OF PRUDENTIAL SECURITIES

                                                      U.S. BANCORP PIPER JAFFRAY

            , 2000

                                            In the lungs, oxygen inhaled from
                                            the atmosphere attaches onto
                                            hemoglobin within red blood cells
                                            (top). As red blood cells circulate
                                            throughout the body, more oxygen is
                                            released from hemoglobin within red
                                            blood cells to body tissues in
                                            patients treated with RSR13 (lower
                                            right), compared to patients not
                                            treated with RSR13 (lower left).

   [The top half of this inside cover contains a color illustration depicting oxygen delivered to tissues from the lungs by
                red blood cells, and enhanced release by RSR13.]

--------------------------------------------------------------------------------

 [The bottom half of this inside cover contains a color illustration depicting
             RSR13 increasing the tumor tissue oxygen levels which
                  increase the effects of radiation therapy.]

More oxygen is released from red blood cells into the tumor of a brain cancer patient treated with RSR13 (top), compared to a patient not treated with RSR13 (bottom). Increased oxygen within the tumor of the RSR13-treated patient at the time of radiation therapy leads to more tumor cell death, and increased tumor shrinkage.

                               TABLE OF CONTENTS

                                        PAGE
Prospectus Summary....................    5
Risk Factors..........................    9
Use of Proceeds.......................   18
Dividend Policy.......................   18
Capitalization........................   19
Dilution..............................   20
Selected Financial Data...............   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Business..............................   26

                                        PAGE
Management............................   39
Certain Transactions..................   47
Principal Stockholders................   49
Description of Capital Stock..........   52
Shares Eligible for Future Sale.......   55
Underwriting..........................   57
Legal Matters.........................   59
Experts...............................   59
Where You Can Find Additional
  Information.........................   59
Financial Statements..................  F-1

                             ---------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. WE ARE OFFERING TO SELL AND SEEKING OFFERS TO BUY SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO "ALLOS THERAPEUTICS," "ALLOS," "WE," "US" AND "OUR" REFER TO ALLOS THERAPEUTICS, INC., A DELAWARE CORPORATION.

                             ---------------------

     UNTIL             , 2000, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                        [Intentionally Left Blank Page]

                               PROSPECTUS SUMMARY

     The following is only a summary. You should carefully read the more detailed information contained in this prospectus, including our financial statements and related notes included in this prospectus. Our business involves significant risks. You should carefully consider the information under the heading "Risk Factors" beginning on page 9. Unless otherwise noted, all information in this prospectus has been adjusted to reflect a 0.62-for-one reverse stock split of our common stock which will be effected prior to consummation of this offering and assumes (1) the conversion of all outstanding shares of our preferred stock into 15,678,737 shares of common stock upon the closing of this offering and (2) no exercise by the underwriters of the over-allotment option.

                                  THE COMPANY

     Allos Therapeutics is a pharmaceutical company focused on developing and commercializing innovative small molecule drugs, initially for improving cancer treatments. Our lead product candidate is RSR13. RSR13 is a synthetic small molecule that increases the release of oxygen from hemoglobin, the oxygen-carrying protein contained within red blood cells. In February 2000, we commenced a pivotal Phase III trial of RSR13 in combination with radiation therapy for the treatment of brain metastases, or tumors which have spread to the brain. We believe that this trial, if positive, will serve as the basis for seeking marketing approval for RSR13 from the U.S. Food and Drug Administration, or FDA, for this indication. In addition to improving existing treatments for cancer, we believe RSR13 can be used to treat many other diseases and clinical conditions attributed to or aggravated by oxygen deprivation in the body, known as hypoxia. We currently retain worldwide commercialization rights for all of our product candidates for all target indications.

     The presence of oxygen in tumors is an essential element for the effectiveness of radiation therapy in the treatment of cancer. Our studies indicate that RSR13 effectively increases tumor oxygenation, thereby reducing the percentage of hypoxic cells within malignant tumors and enhancing the cytotoxic effects of radiation therapy. The fact that RSR13 does not have to actually enter the cancer cell to increase radiosensitivity is an important difference between RSR13 and other pharmacological attempts to improve the efficacy of radiation therapy. The beneficial effects of RSR13 are the result of causing increased amounts of oxygen release from blood flowing through the tumor. It is the oxygen, and not the drug, which diffuses across the cancer cell membranes to oxygenate the tumors. This is particularly important in the case of primary or metastatic brain tumors, where the blood brain barrier acts to exclude or impede the entry of most chemical agents into the brain tissue.

     Each year in the United States, approximately 50% of all newly diagnosed cancer patients, or 600,000 patients, receive radiation therapy as part of their primary treatment, in addition to 150,000 patients who receive radiation therapy for persistent or recurrent cancer. The 750,000 cancer patients who receive radiation therapy annually is approximately twice the number of cancer patients who are treated with chemotherapy. Although radiation therapy can be effective in treating certain types of cancer, an unmet medical need exists for products to increase the effectiveness of radiation therapy.


     RSR13 has been administered safely to more than 360 patients, over 250 of whom were cancer patients receiving concurrent radiation therapy. We have 15 completed or ongoing clinical trials of RSR13, five of which have been completed in patients receiving radiation therapy.


     We have demonstrated in Phase II clinical trials that RSR13 significantly improves the efficacy of radiation therapy for treating brain metastases and glioblastoma multiforme, a highly aggressive form of primary brain cancer. In our Phase II brain metastases trial, the primary efficacy endpoint was survival compared to historical data using the Brain Metastases Database maintained by the Radiation Therapy Oncology Group of the American College of Radiology. In this trial, RSR13-treated patients, when compared to the historical database, demonstrated:

     - overall median survival time of 6.9 months compared to 4.1 months, or a 68% improvement in median survival time;

     - one-year survival rates of 32% compared to 15%, or an approximate doubling of survival rates; and

     - death due to tumor progression in the brain of 9% compared to 37%.

When case-match analysis was performed using patient information from the historical database that most closely paralleled RSR13 patients, overall median survival time showed a 92% improvement over the historical database and one-year survival rates were improved from 9% to 32%. Our Phase II glioblastoma multiforme trial results showed that RSR13-treated patients, when compared to a different, applicable historical database, demonstrated overall survival of 12.1 months compared to 9.2 months. We are also currently conducting a Phase II clinical trial of RSR13 in combination with radiation therapy in patients with locally advanced, inoperable non-small cell lung cancer, and plan to develop RSR13 for improving the efficacy of radiation therapy in treating other forms of cancer.

     In addition to improving the treatment of cancer, we believe RSR13 can be used to treat many other diseases and clinical conditions. We intend to seek corporate partners to jointly develop RSR13 for treating the hypoxic effects of acute blood loss and decreased blood flow encountered in surgical procedures and also for improving the effectiveness of treatments for cardiovascular disease and stroke. Moreover, we plan to extend our expertise in developing drugs to other compounds and technology platforms to which we have access through our research collaborations or that we may acquire or in-license from third parties.

     Our strategy includes the following key elements:

     - focus on commercializing RSR13 in oncology markets;

     - establish collaborations to commercialize RSR13 in additional therapeutic applications; and

     - expand our product candidate portfolio.

     We intend to market RSR13 directly to the approximately 3,700 radiation therapists in the United States through a specialty sales force. We expect to begin hiring this sales force around the time we submit a New Drug Application to the FDA for the use of RSR13. To penetrate the non-oncology market in the United States and all markets outside the United States, we will seek to develop relationships with one or more pharmaceutical companies with established distribution systems and direct sales forces.


     We were incorporated in the Commonwealth of Virginia in September 1992 as Hemotech Sciences, Inc., we changed our name to Allos Therapeutics, Inc. in 1994 and reincorporated in Delaware in July 1996. Our executive office is located at 7000 North Broadway, Suite 400, Denver, Colorado 80221. Our telephone number at that location is (303) 426-6262 and our Internet address is www.allos.com. Information contained on our web site does not constitute part of this prospectus.

                                  THE OFFERING

Common stock we are offering............     5,000,000 shares

Common stock to be outstanding after the
offering................................     22,826,425 shares

Underwriters' over-allotment option.....     750,000 shares

Use of proceeds.........................     We intend to use the net proceeds
                                             for research and development
                                             activities, including clinical
                                             trials, process development and
                                             manufacturing support, and for
                                             general corporate purposes,
                                             including working capital. See "Use
                                             of Proceeds."

Proposed Nasdaq National Market
symbol..................................     ALTH

     The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding on February 29, 2000. This number does not take into account:

     - 1,792,607 shares of our common stock issuable upon exercise of options outstanding under our stock option plan at February 29, 2000, with a weighted average exercise price of $1.22 per share;

     - 802,705 shares of our common stock available for future grant or issuance under our stock option plan; and

     - 14,275 shares of our common stock issuable upon conversion of preferred stock issuable upon exercise of outstanding warrants at February 29, 2000, excluding warrants which will expire without exercise prior to consummation of this offering, with a weighted average exercise price of $2.66 per share.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table contains a summary of our statement of operations data. The pro forma net loss per share data below gives effect to (1) the conversion of each outstanding share of preferred stock into 0.62 shares of common stock upon the closing of this offering and (2) the pro forma basis of presentation described in "Selected Financial Data" on page 21. See Note 2 to Financial Statements.

                                                                                                 CUMULATIVE
                                                                                                 PERIOD FROM
                                                                                                SEPTEMBER 1,
                                                                                                1992 (DATE OF
                                                                                                 INCEPTION)
                                                  YEARS ENDED DECEMBER 31,                         THROUGH
                               --------------------------------------------------------------   DECEMBER 31,
                                 1995         1996         1997         1998         1999           1999
                               ---------   ----------   ----------   ----------   -----------   -------------
STATEMENT OF OPERATIONS DATA:
Operating expenses...........
  Research and development...  $   1,807   $    2,842   $    3,865   $    5,942   $     7,836    $    22,946
  Clinical manufacturing.....        113          269        1,564        1,768         1,382          5,164
  General and
     administrative..........        542        1,262        1,262        1,486         2,379          7,171
                               ---------   ----------   ----------   ----------   -----------    -----------
          Total operating
            expenses.........      2,462        4,373        6,691        9,195        11,598         35,281
Loss from operations.........     (2,462)      (4,373)      (6,691)      (9,195)      (11,598)       (35,281)
Interest and other income,
  net........................         78          320          178          621           310          1,546
                               ---------   ----------   ----------   ----------   -----------    -----------
Net loss.....................     (2,384)      (4,053)      (6,513)      (8,574)      (11,288)       (33,735)
Dividend related to
  beneficial conversion
  feature of preferred
  stock......................         --           --           --           --        (9,613)        (9,613)
Net loss attributable to
  common stockholders........  $  (2,384)  $   (4,053)  $   (6,513)  $   (8,574)  $   (20,901)   $   (43,348)
                               =========   ==========   ==========   ==========   ===========    ===========
Weighted-average basic and
  diluted net loss per
  share......................  $   (1.92)  $    (2.46)  $    (3.52)  $    (4.38)  $    (10.48)
Weighted-average shares used
  in computing basic and
  diluted net loss per
  share......................      1,240        1,645        1,848        1,959         1,995
Pro forma basic and diluted
  net loss per share.........                                                     $     (1.38)
Shares used in computing pro
  forma basic and diluted net
  loss per share.............                                                          15,184

     The following table contains a summary of our balance sheet at December 31, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect the conversion of each of the 25,288,286 outstanding shares of preferred stock into 0.62 shares of common stock, or an aggregate of 15,678,737 shares of common stock, effective upon the closing of this offering; and

     - on a pro forma as adjusted basis to additionally reflect the sale of 5,000,000 shares of common stock offered hereby at an assumed initial public offering price per share of $18.00.

                                                                       DECEMBER 31, 1999
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------   -----------   -----------
                                                                         (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $  9,475     $  9,475     $ 92,175
Working capital.............................................     8,784        8,784       91,484
Total assets................................................    10,206       10,206       92,906
Long-term obligations, less current portion.................        69           69           69
Convertible preferred stock.................................    49,899           --           --
Common stock................................................     7,022       56,921      139,621
Accumulated deficit.........................................   (43,348)     (43,348)     (43,348)
Total stockholders' equity..................................     8,991        8,991       91,691

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and the related notes. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company.

                   RISKS RELATED TO OUR COMPANY AND BUSINESS

WE HAVE A HISTORY OF OPERATING LOSSES AND AN ACCUMULATED DEFICIT, AND WE MAY NOT ACHIEVE OR MAINTAIN REVENUE OR PROFITABILITY IN THE FUTURE.


     We may never generate revenue from selling products or achieve profitability. We have experienced operating losses since we began operations in 1994. As of December 31, 1999, we had an accumulated deficit of approximately $43.3 million. We expect to incur additional operating losses over the next several years and expect cumulative losses to increase substantially as our research and development, preclinical, clinical and manufacturing efforts expand. We have had no revenue to date. Our ability to achieve revenue and profitability is dependent on our ability, alone or with partners, to successfully complete the development of our product candidates, conduct clinical trials, obtain the necessary regulatory approvals, and manufacture and market our product candidates.



OUR PRODUCT CANDIDATES ARE IN THE EARLY STAGES OF DEVELOPMENT AND MAY NEVER BE FULLY DEVELOPED IN A MANNER SUITABLE FOR COMMERCIALIZATION. IF WE DO NOT DEVELOP COMMERCIALLY SUCCESSFUL PRODUCTS, OUR ABILITY TO GENERATE REVENUE WILL BE LIMITED.



     If we are unable to successfully commercialize our product candidates, we will be unable to generate any meaningful amounts of revenue and will incur continued losses. We may not be able to continue as a going concern if we are unable to generate meaningful amounts of revenue to support our operations or cannot otherwise raise the necessary funds to support our operations. We have no products that have received regulatory approval for commercial sale. All of our product candidates are in early stages of development, and significant research and development, financial resources and personnel will be required to develop commercially viable products and obtain regulatory approvals. Substantially all of our efforts and expenditures over the next few years will be devoted to RSR13. Accordingly, our future prospects are substantially dependent on favorable results from clinical trials utilizing RSR13. None of our product candidates, including RSR13, is expected to be commercially available until at least 2002.


WE CANNOT PREDICT WHEN OR IF WE WILL OBTAIN REGULATORY APPROVAL TO COMMERCIALIZE OUR PRODUCT CANDIDATES.


     A pharmaceutical product cannot be marketed in the United States or most other countries until it has completed a rigorous and extensive regulatory approval process. If we fail to obtain regulatory approval to market our product candidates, we will be unable to sell our products and generate revenue, which would jeopardize our ability to continue operating our business. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use. We may not obtain regulatory approval for any product candidates we develop or we may not obtain regulatory review in a timely manner, including RSR13. See "Business -- Government Regulation" for a detailed discussion of the regulatory approval process.



     We intend to seek "Fast Track" approval for the use of RSR13 in combination with radiation therapy for treating brain metastases. If this approval is granted, the time required for the FDA to review any New Drug Application, or NDA, that we submit for this use of RSR13 would be shorter than would otherwise be the case. In order to be considered for "Fast Track" approval, we must be attempting to treat a serious, life threatening illness and we must demonstrate that there exists a significant, unmet medical need. Although we believe we satisfy these criteria, the FDA may not grant "Fast Track" status to any NDA that we may submit for the use of RSR13. If it is granted, such status may not result in faster approval or any approval at all.

WE WILL NOT BE ABLE TO OBTAIN REGULATORY APPROVAL TO COMMERCIALIZE OUR PRODUCT CANDIDATES IF WE FAIL TO ADEQUATELY DEMONSTRATE THEIR SAFETY AND EFFICACY.


     Product candidates developed by us, alone or with others, may not prove to be safe and efficacious in clinical trials and may not meet all of the applicable regulatory requirements needed to receive regulatory approval. To demonstrate safety and efficacy, we must conduct significant additional research, animal testing, referred to as preclinical testing, and human testing, referred to as clinical trials, for our product candidates. Preclinical testing and clinical trials are long, expensive and uncertain processes. It may take us several years to complete our testing, and failure can occur at any stage. We have limited experience in conducting and managing clinical trials.


     Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory clearances, and the FDA can request that we conduct additional trials. For example, we are currently planning to perform only one Phase III clinical trial prior to seeking FDA approval for our first product candidate. We believe that if the results of this Phase III clinical trial are consistent with our prior Phase II clinical results, this Phase III clinical trial can serve as the basis for obtaining FDA approval. Although the FDA has indicated its agreement with this if the results are sufficiently positive, it has recommended that we conduct two Phase III clinical trials concurrently to protect against the risk that the results of one trial may be inconclusive as to necessary efficacy and safety for approval. If we have to conduct further clinical trials, whether for RSR13 or other product candidates we develop in the future, it would significantly increase our expenses and delay marketing of our product candidates. See "Business -- Government Regulation" for a detailed discussion of the regulatory approval process.


WE MAY EXPERIENCE DELAYS IN OUR CLINICAL TRIALS THAT COULD ADVERSELY AFFECT OUR FINANCIAL POSITION AND OUR COMMERCIAL PROSPECTS.



     We do not know whether planned clinical trials will begin on time or whether any of our clinical trials will be completed on schedule or at all. Our product development costs will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. If the delays are significant, our ability to generate revenue from product sales will be correspondingly delayed, and we may have insufficient capital resources to support our operations. Even if we do have sufficient capital resources, our ability to become profitable will be delayed. We typically rely on third-party clinical investigators at medical institutions to conduct our clinical trials and we occasionally rely on other third-party organizations to perform data collection and analysis. As a result, we may face additional delaying factors outside our control.


WE MAY BE REQUIRED TO SUSPEND, REPEAT OR TERMINATE OUR CLINICAL TRIALS IF THEY ARE NOT CONDUCTED IN ACCORDANCE WITH REGULATORY REQUIREMENTS, THE RESULTS ARE NEGATIVE OR INCONCLUSIVE, OR THE TRIALS ARE NOT WELL DESIGNED.

     Clinical trials must be conducted in accordance with the FDA's Good Clinical Practices and are subject to oversight by the FDA and institutional review boards at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced under the FDA's Good Manufacturing Requirements, and may require large numbers of test subjects. Clinical trials may be suspended by us or the FDA at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the conduct of these trials.

     Even if we achieve positive interim results in clinical trials, these results do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated or terminated. In addition, failure to construct clinical trial protocols to screen patients for risk profile factors relevant to the trial for purposes of segregating patients into the patient populations treated with the drug being tested and the control group could result in either group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated.

ACCEPTANCE OF OUR PRODUCTS IN THE MARKETPLACE IS UNCERTAIN, AND FAILURE TO ACHIEVE MARKET ACCEPTANCE WILL LIMIT OUR ABILITY TO GENERATE REVENUE AND BECOME PROFITABLE.


     Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

     - the receipt of regulatory approval for the uses that we are studying;

     - the establishment and demonstration in the medical community of the safety and efficacy of our products and their potential advantages over existing and newly developed therapeutic products;

     - ease of use of our products;


     - pricing and reimbursement policies of government and third-party payors such as insurance companies, health maintenance organizations and other plan administrators; and


     - the effectiveness of our sales and marketing efforts.

     Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our products.

IF WE FAIL TO OBTAIN THE CAPITAL NECESSARY TO FUND OUR OPERATIONS, WE WILL BE UNABLE TO SUCCESSFULLY DEVELOP OUR PRODUCT CANDIDATES.

     We expect that significant additional financing will be required in the future to continue our research and development efforts and to commercialize our product candidates. If adequate funds are not available to us, we will be required to delay, reduce the scope of or eliminate one or more of our development programs and our business and future prospects for revenue and profitability may be harmed. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on terms favorable to our stockholders or us. We have consumed substantial amounts of cash to date and expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and preclinical and clinical trial activities. We may raise this financing through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements.

     We believe that the net proceeds from this offering and existing cash and investment securities will be sufficient to support our current operating plan through at least the end of 2002. We have based this estimate on assumptions that may prove to be wrong. Our future capital requirements depend on many factors that affect our research, development, collaboration and sales and marketing activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. To the extent that we raise additional funds through collaboration and licensing arrangements, we may be required to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us.

IF WE ARE UNABLE TO EFFECTIVELY PROTECT OUR INTELLECTUAL PROPERTY, WE WOULD BE UNABLE TO PREVENT THIRD PARTIES FROM USING OUR TECHNOLOGY, WHICH WOULD IMPAIR OUR COMPETITIVENESS AND ABILITY TO COMMERCIALIZE OUR PRODUCT CANDIDATES. IN ADDITION, THE COST OF ENFORCING OUR PROPRIETARY RIGHTS MAY BE EXPENSIVE AND RESULT IN INCREASED LOSSES.


     Our success will depend in part on our ability to obtain and maintain meaningful patent protection for our products, both in the United States and in other countries. We rely on patents to protect a large part of our intellectual property and our competitive position. We currently license 25 patents and patent applications, both in the United States and in other countries, in addition to owning one patent ourselves. Any patents issued to or licensed by us could be challenged, invalidated, infringed, circumvented or held unenforceable. In addition, it is possible that no patents will issue on any of our licensed patent applications. It is possible that the claims in patents that have been issued or licensed to us or that may be issued or licensed to us in the future will not be sufficiently broad to protect our intellectual property or that the patents will not provide protection against competitive products or otherwise be commercially valuable. Failure to obtain and maintain adequate patent protection for our intellectual property would impair our ability to be commercially competitive.


     Our commercial success will also depend in part on our ability to commercialize our product candidates without infringing patents or other proprietary rights of others or breaching the licenses granted to us. We may not be able to obtain a license to third-party technology that we may require to conduct our business or, if obtainable, we may not be able to license such technology at a reasonable cost. If we fail to obtain a license to any technology that we may require to commercialize our technologies or product candidates, or fail to obtain a license at a reasonable cost, we will be unable to commercialize the affected product or to commercialize it at a price that will allow us to become profitable.


     In addition to patent protection, we also rely upon trade secrets, proprietary know-how and technological advances which we seek to protect through confidentiality agreements with our collaborators, employees and consultants. Our employees and consultants are required to enter into confidentiality agreements with us. We also have entered into non-disclosure agreements which are intended to protect our confidential information delivered to third parties for research and other purposes. However, these agreements could be breached and we may not have adequate remedies for any breach, or our trade secrets and proprietary know-how could otherwise become known or be independently discovered by others.

     Furthermore, as with any pharmaceutical company, our patent and other proprietary rights are subject to uncertainty. Our patent rights related to our product candidates might conflict with current or future patents and other proprietary rights of others. For the same reasons, the products of others could infringe our patents or other proprietary rights. Litigation or patent interference proceedings, either of which could result in substantial costs to us, may be necessary to enforce any of our patents or other proprietary rights, or to determine the scope and validity or enforceability of other parties' proprietary rights. The defense and prosecution of patent and intellectual property claims are both costly and time consuming, even if the outcome is favorable to us. Any adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to cease selling our future products. We are not currently a party to any infringement claims.

IF OUR COMPETITORS DEVELOP AND MARKET PRODUCTS THAT ARE MORE EFFECTIVE THAN OURS, OUR COMMERCIAL OPPORTUNITY WILL BE REDUCED OR ELIMINATED.


     Even if we obtain the necessary governmental approvals to market RSR13 or other product candidates, our commercial opportunity will be reduced or eliminated if our competitors develop and market products that are more effective, have fewer side effects or are less expensive than our product candidates. Our potential competitors include large fully integrated pharmaceutical companies and more established biotechnology companies, both of which have significant resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals and marketing. Academic institutions, government agencies, and other public and private research organizations conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and marketing. It is possible that competitors will succeed in developing technologies that are more effective than those being developed by us or that would render our technology obsolete or noncompetitive. We are not aware of any products in research or development by any potential competitors which address allosteric regulation of proteins in the way being targeted by us. There are, however, other companies addressing the same indications as we are.



WE RELY ON THIRD-PARTY COLLABORATORS TO CONDUCT OUR RESEARCH AND DEVELOPMENT ACTIVITIES AND MANUFACTURE OUR PRODUCT CANDIDATES. IF OUR COLLABORATIVE PARTNERS DO NOT PERFORM AS EXPECTED, WE MAY BE UNABLE TO DEVELOP AND COMMERCIALIZE OUR PRODUCT CANDIDATES, WHICH WOULD LIMIT OUR ABILITY TO GENERATE REVENUE AND BECOME PROFITABLE AND OUR ABILITY TO DEVELOP AND COMMERCIALIZE OUR PRODUCT CANDIDATES COULD BE SEVERELY LIMITED.


     We do not have our own research or manufacturing facilities and currently do not plan to establish such facilities. Instead, we depend upon academic, research and non-profit institutions and commercial service and manufacturing organizations for chemical synthesis and analysis, product formulation, assays, preclinical and clinical testing, and manufacture of our product candidates. If our collaborative partners do not perform these functions satisfactorily, our ability to develop and commercialize our product candidates could be severely limited which would limit our ability to sell our products or to sell them in quantities sufficient to generate enough revenue to allow us to become profitable.



     Currently, we are supporting research with respect to allosteric modification of proteins at Virginia Commonwealth University in the laboratories of Dr. Donald Abraham, a founder, stockholder and director. In addition, we currently have contracts with two third-party manufacturers. One is with our sole source supplier of RSR13 bulk drug substance, and the other is with our sole source supplier of formulated drug product. Our current supply of finished product of RSR13 is limited and is not sufficient for completion of all phases of clinical development. Any failure by our two third-party manufacturers to supply our requirements for clinical trial materials would jeopardize the completion of such trials and our ultimate ability to commercialize RSR13. Prior to regulatory approval of RSR13, we may seek to establish supply agreements with alternative sources of supply for bulk drug substance and formulated drug product. However, only a limited number of contract manufacturers are both capable of manufacturing our product candidates and complying with current federal and state good manufacturing practice regulations. Accordingly, we may not be able to enter into supply agreements on commercially acceptable terms and, even if we do, any manufacturers with which we contract may not be able to deliver supplies in appropriate quantity.



     If conflicts arise between us and our academic collaborators, scientific advisors, manufacturers or other suppliers, including Dr. Abraham, the other party may act in its self-interest and not in the interest of our stockholders. We generally do not have control over the resources or degree of effort that any of our existing collaborative partners may devote to our collaborations. If our collaborators breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in accordance with agreed upon schedules, our ability to develop, commercialize and sell products would be limited. In addition, our collaborative partners could cease operations or offer, design, manufacture or promote competing products. Any of these occurrences could materially limit our potential revenue and profitability.


IF PRODUCT LIABILITY LAWSUITS ARE SUCCESSFULLY BROUGHT AGAINST US, WE MAY INCUR SUBSTANTIAL LIABILITIES AND MAY BE REQUIRED TO LIMIT COMMERCIALIZATION OF OUR PRODUCT CANDIDATES.

     The testing and marketing of pharmaceutical products entail an inherent risk of product liability. Product liability claims might be brought against us by consumers, health care providers or by pharmaceutical companies or others selling our future products. If we cannot successfully defend ourselves against such claims, we may incur substantial liabilities or be required to limit the commercialization of our product candidates. We have obtained limited product liability insurance coverage for our human clinical trials. However, insurance coverage is becoming increasingly expensive, and no assurance can be given that we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. We may not be able to obtain commercially reasonable product liability insurance for any products approved for marketing.

OUR OPERATING RESULTS MAY FLUCTUATE, AND ANY FAILURE TO MEET FINANCIAL EXPECTATIONS MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR STOCK PRICE, CAUSING INVESTOR LOSSES.

     Our results of operations have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to decline. Some of the factors that could cause our results of operations to fluctuate include:

     - the status of development of our various product candidates;

     - the time at which we enter into research and license agreements with corporate partners, if any, that provide for payments to us, and the timing and accounting treatment of payments to us under those agreements;

     - whether or not we achieve specified research or commercialization milestones;

     - timely payment by our corporate partners, if any, of amounts payable to us;

     - the addition or termination of research programs or funding support; and

     - variations in the level of expenses related to our proprietary product candidates during any given period.

     We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance. It is possible that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In that case, our stock price could fluctuate significantly or decline.

FAILURE TO ATTRACT, RETAIN AND MOTIVATE SKILLED PERSONNEL AND CULTIVATE KEY ACADEMIC COLLABORATIONS WILL DELAY OUR PRODUCT DEVELOPMENT PROGRAMS AND OUR RESEARCH AND DEVELOPMENT EFFORTS.

     We are a small company with only 28 employees, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition for personnel and academic collaborations is intense. In particular, our product development programs depend on our ability to attract and retain highly skilled chemists and clinical development personnel. If we lose the services of any of these personnel, in particular, Dr. Stephen J. Hoffman, our President and Chief Executive Officer, or Dr. Michael J. Gerber, our Senior Vice President, Clinical Development and Regulatory Affairs, the loss could significantly impede the achievement of our research and development objectives. We do not have employment agreements with either of the foregoing individuals or with any of our other employees. In addition, we will need to hire additional personnel and develop additional academic collaborations as we continue to expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or maintain relationships. If we fail to negotiate additional acceptable collaborations with academic institutions and scientists, or if our existing academic collaborations were to be unsuccessful, our product development programs may be delayed.

                         RISKS RELATED TO THIS OFFERING

THE MARKET PRICE OF OUR COMMON STOCK MAY BE HIGHLY VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL OFFERING PRICE.

     Prior to this offering, there has been no public market for our common stock and an active public market for our common stock may not develop or be sustained after the offering. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active. The initial public offering price will be determined by negotiations between the representatives of the underwriters and us and may not be indicative of future market prices. See "Underwriting" for more information regarding our arrangement with the underwriters and the factors considered in setting the initial public offering price.

     The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

     - announcements of technological innovations or new commercial products by our competitors or us;

     - developments concerning proprietary rights, including patents, by our competitors or us;

     - developments concerning any research and development, manufacturing, and marketing collaborations;

     - publicity regarding actual or potential medical results relating to products under development by our competitors or us;

     - regulatory developments in the United States and other countries;

     - litigation;

     - economic and other external factors, including disasters or crises; or

     - period-to-period fluctuations in financial results.

     In addition, the stock market in general, and the Nasdaq National Market and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of pharmaceutical companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against these companies. Any litigation instituted against us could result in substantial costs and a diversion of management's attention and resources, which could seriously harm our ability to achieve profitability.

CERTAIN EXISTING STOCKHOLDERS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK AND THUS YOU WILL HAVE MINIMAL INFLUENCE ON STOCKHOLDER DECISIONS.

     Upon completion of this offering, we anticipate that our executive officers, directors and greater than five percent stockholders, along with their affiliates, will, in the aggregate, own approximately 66.77% of our outstanding common stock. As a result, such persons, acting together, will have the ability to substantially influence all matters submitted to the stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. These persons will also have the ability to control our management and affairs. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would be beneficial to other stockholders.

IF OUR STOCKHOLDERS SELL SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK AFTER THIS OFFERING, THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE.

     The market price for our common stock could fall substantially if our stockholders sell large amounts of our common stock in the public market following this offering. These sales, or the possibility that these sales may occur, could also make it more difficult for us to sell equity or equity related securities if we need to do so in the future to address then-existing financing needs. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law requiring the registration or exemption from registration in connection with the sale of securities. In addition, sales of our common stock are restricted by lock-up agreements that we, our directors and officers and substantially all of our existing stockholders have entered into with the underwriters. The lock-up agreements restrict us, our directors and officers and substantially all of our existing stockholders, from selling or otherwise disposing of any shares for a period of 180 days after the date of this prospectus without the prior written consent of SG Cowen Securities Corporation. SG Cowen Securities Corporation may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

     After this offering, we will have 22,826,425 outstanding shares of common stock. These shares will become eligible for sale in the public market as follows:

NUMBER OF SHARES                 DATE ELIGIBLE FOR PUBLIC RESALE
----------------                 -------------------------------
 5,008,177                       Date of this prospectus (includes the 5,000,000 shares sold in this offering)
 3,936,260                       180 days after the date of this prospectus
13,881,988                       At various times thereafter, subject to applicable holding period requirements

     We intend to file one or more registration statements to register shares of common stock subject to outstanding stock options and common stock reserved for issuance under our stock option plan not before 30 days after the closing of this offering. We expect these additional registration statements to become effective immediately upon filing. In addition, upon completion of this offering and the conversion of our outstanding preferred stock into common stock, which will happen upon the completion of this offering, the holders of 15,678,737 shares of our common stock will have the right to require us to register their shares for sale to the public. Substantially all of these shares are subject to the 180-day lock-up, described above. If these holders cause a large number of shares to be registered and sold in the public market, our stock price could fall. See "Shares Eligible for Future Sale."

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER DELAWARE LAW MAY MAKE AN ACQUISITION OF US, WHICH MAY BE BENEFICIAL TO OUR STOCKHOLDERS, MORE DIFFICULT.

     Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

     - authorize the issuance of "blank check" preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares and thwart a takeover attempt;

     - limit who may call a special meeting of stockholders;

     - prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

     - establish advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholder meetings; and

     - require approval by the holders of at least 66 2/3% of the outstanding common stock to amend any of the foregoing provisions.

     In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a third party from acquiring us.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION AS A RESULT OF THIS OFFERING.

     The initial public offering price is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Accordingly, at the initial public offering price of $18.00 per share, if you purchase common stock in this offering, you will incur immediate and substantial dilution of approximately $13.96 in the net tangible book value per share of our common stock from the price you pay for our common stock. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are ultimately exercised, there will be further dilution to investors in this offering.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We have made statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in other sections of this prospectus that are forward-looking statements. You can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "could," "should" and "continue" or similar words. These forward-looking statements may also use different phrases. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include, among other things, projections of our future results of operations or of our financial condition, our anticipated product commercialization strategies, and anticipated trends in our business.

     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or which we do not fully control that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the following:

     - competitive factors;

     - general economic conditions;

     - the ability to develop safe and efficacious drugs;

     - ability to enter into future collaborative agreements;

     - variability of royalty, license and other revenue;

     - failure to achieve positive results in clinical trials;

     - failure to achieve regulatory approval to market our product candidates;

     - uncertainty regarding our owned and our licensed patents and patent rights, including the risk that we may be forced to engage in costly litigation to protect such patent rights and the material harm to us if there were an unfavorable outcome of any such litigation;

     - governmental regulation and suspension;

     - technological change;

     - changes in industry practices; and

     - one-time events.

     You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 5,000,000 shares of common stock offered by us at an assumed initial public offering price of $18.00 per share will be approximately $82.7 million, after deducting the underwriting discounts and estimated offering expenses. If the underwriters exercise in full their option to purchase an additional 750,000 shares of common stock, we estimate that such net proceeds will be approximately $95.3 million.

     The principal reasons for this offering are to raise funds for research and development and for working capital and other general corporate purposes. We have not yet determined our expected use of these proceeds, but we anticipate that we will use approximately $50 million of the net proceeds from this offering for research and development activities, including clinical trials, process development and manufacturing support and the remainder for general corporate purposes, including working capital. The amounts we actually expend in the areas may vary significantly and will depend on a number of factors, including our product development initiatives and success and future revenue. Accordingly, management will retain broad discretion in the allocation of the net proceeds of this offering. You will not have the opportunity to evaluate the product development, economic, financial or other information on which we base our decisions on how to use the proceeds. We may use a portion of the proceeds to acquire or invest in complementary businesses, products or technologies, although we are not currently in negotiations concerning any such acquisitions or investments. Based upon the current status of our product development and commercialization plans, we believe that the net proceeds of this offering, together with our cash, cash equivalents and investments, will be adequate to satisfy our capital needs through at least the calendar year 2002. Pending these uses, we intend to invest the net proceeds of this offering in interest bearing, investment grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance our operations and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization at December 31, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect the conversion of each of the 25,288,286 outstanding shares of preferred stock into 0.62 shares of common stock, or an aggregate of 15,678,737 shares of common stock, effective upon the closing of this offering; and

     - on a pro forma as adjusted basis to additionally reflect the sale of 5,000,000 shares of common stock offered hereby at an assumed initial offering price of $18.00 per share, and our receipt of the estimated net proceeds after deducting underwriting discounts and commissions and estimated offering expenses.

     You should read the following table in conjunction with our financial statements and related notes included in this prospectus.


                                                                      DECEMBER 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term debt, net of current portion......................  $     69   $     69     $     69
Stockholders' equity
  Convertible preferred stock, Series A: $0.001 par value,
     5,000,000 shares authorized, issued and outstanding....         5         --           --
  Convertible preferred stock, Series B: $0.001 par value,
     5,050,000 shares authorized; 5,032,500 shares issued
     and outstanding........................................         5         --           --
  Convertible preferred stock, Series C: $0.001 par value,
     16,610,000 shares authorized; 15,255,786 shares issued
     and outstanding........................................        15         --           --
  Common stock: $0.001 par value, 31,000,000 shares
     authorized, actual; 75,000,000 shares authorized, pro
     forma and pro forma as adjusted; 2,022,138 shares
     issued and outstanding, actual; 17,700,875 shares
     outstanding, pro forma; 22,700,875 shares outstanding,
     pro forma as adjusted..................................         2         18           23
  Additional paid-in capital preferred stock................    49,874         --           --
  Additional paid-in capital common stock...................     7,020     56,903      139,598
  Notes receivable -- related parties.......................      (140)      (140)        (140)
  Accumulated deficit.......................................   (43,348)   (43,348)     (43,348)
  Deferred compensation.....................................    (4,442)    (4,442)      (4,442)
                                                              --------   --------     --------
       Total stockholders' equity...........................     8,991      8,991       91,691
                                                              --------   --------     --------
          Total capitalization..............................  $  9,060   $  9,060     $ 91,760
                                                              ========   ========     ========


     The information in the table above does not include:

     - shares of our common stock issuable upon exercise of options outstanding under our stock option plan, of which 1,792,607 were outstanding at February 29, 2000, with a weighted average exercise price of $1.22 per share;

     - shares of our common stock available for future grant or issuance under our stock option plan, of which 802,705 were available at February 29, 2000; and

     - shares of our common stock issuable upon conversion of preferred stock issuable upon exercise of outstanding warrants, of which 14,275 were outstanding at February 29, 2000, excluding warrants which will expire without exercise prior to consummation of this offering, with a weighted average exercise price of $2.66 per share.

                                    DILUTION

     Our pro forma net tangible book value as of December 31, 1999 was approximately $9.0 million, or $0.51 per share of common stock. Our pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the shares of common stock outstanding as of December 31, 1999, assuming the conversion of all outstanding shares of preferred stock.

     After giving effect to the sale of 5,000,000 shares of common stock we are offering hereby at an assumed initial public offering price of $18.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses, our pro forma net tangible book value as of December 31, 1999 would have been approximately $91.7 million, or $4.04 per share. This represents an immediate increase in pro forma net tangible book value of $3.53 per share to existing stockholders and an immediate and substantial dilution of $13.96 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share.............           $18.00
Pro forma net tangible book value per share at December 31,
  1999......................................................  $ 0.51
Increase attributable to this offering......................    3.53
                                                              ------
Pro forma net tangible book value per share after
  offering..................................................             4.04
                                                                       ------
Dilution per share to new investors.........................           $13.96
                                                                       ======

     The following table summarizes, as of December 31, 1999, on the pro forma basis described above, the number of shares of common stock purchased in this offering, the aggregate cash consideration paid and the average price per share paid by existing stockholders for common stock and by new investors purchasing shares of common stock in this offering:

                                          SHARES PURCHASED      TOTAL CONSIDERATION
                                        --------------------   ----------------------   AVERAGE PRICE
                                          NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                        ----------   -------   ------------   -------   -------------
Existing Stockholders.................  17,700,875     78.0%   $ 40,876,231     31.2%      $ 2.31
New Investors.........................   5,000,000     22.0      90,000,000     68.8        18.00
                                        ----------    -----    ------------    -----       ------
          Total.......................  22,700,875    100.0%   $130,876,231    100.0%      $ 5.77
                                        ==========    =====    ============    =====       ======

     This discussion and tables above assume no exercise of options outstanding under our stock option plan. As of February 29, 2000, there were options outstanding to purchase a total of 1,792,607 shares of common stock at a weighted average exercise price of $1.22 per share and 802,705 shares available for future grant or issuance under our stock option plan. The discussion and tables above also assume no exercise of any outstanding warrants. As of February 29, 2000, there were outstanding warrants to purchase 14,275 shares of our common stock, excluding warrants which will expire without exercise prior to consummation of this offering, with a weighted average exercise price of $2.66 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999, are derived from, and qualified by reference to, our audited financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1995 and 1996, and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our audited financial statements that do not appear in this prospectus. The historical results are not necessarily indicative of the operating results to be expected in the future.

     Unaudited pro forma basic and diluted net loss per share have been calculated assuming the conversion of each of the 25,288,286 outstanding shares of preferred stock into 0.62 shares of common stock, or an aggregate of 15,678,737 shares of common stock, as if the shares had converted immediately upon their issuance.

                                                                                                          CUMULATIVE
                                                                                                          PERIOD FROM
                                                                                                         SEPTEMBER 1,
                                                                                                         1992 (DATE OF
                                                                                                          INCEPTION)
                                                           YEARS ENDED DECEMBER 31,                         THROUGH
                                        --------------------------------------------------------------   DECEMBER 31,
                                          1995         1996         1997         1998         1999           1999
                                        ---------   ----------   ----------   ----------   -----------   -------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Operating expenses....................
  Research and development............  $   1,807   $    2,842   $    3,865   $    5,942   $     7,836    $    22,946
  Clinical manufacturing..............        113          269        1,564        1,768         1,382          5,164
  General and administrative..........        542        1,262        1,262        1,486         2,379          7,171
                                        ---------   ----------   ----------   ----------   -----------    -----------
         Total operating expenses.....      2,462        4,373        6,691        9,195        11,598         35,281
Loss from operations..................     (2,462)      (4,373)      (6,691)      (9,195)      (11,598)       (35,281)
Interest and other income, net........         78          320          178          621           310          1,546
                                        ---------   ----------   ----------   ----------   -----------    -----------
Net loss..............................     (2,384)      (4,053)      (6,513)      (8,574)      (11,288)       (33,735)
Dividend related to beneficial
  conversion feature of preferred
  stock...............................         --           --           --           --        (9,613)        (9,613)
Net loss attributable to common
  stockholders........................  $  (2,384)  $   (4,053)  $   (6,513)  $   (8,574)  $   (20,901)   $   (43,348)
                                        =========   ==========   ==========   ==========   ===========    ===========
Weighted-average basic and diluted net
  loss per share......................  $   (1.92)  $    (2.46)  $    (3.52)  $    (4.38)  $    (10.48)
Weighted-average shares used in
  computing basic and diluted net loss
  per share...........................      1,240        1,645        1,848        1,959         1,995
Pro forma basic and diluted net loss
  per share...........................                                                     $     (1.38)
Shares used in computing pro forma
  basic and diluted net loss per
  share...............................                                                          15,184

     The following table contains a summary of our balance sheet on an actual basis at December 31, 1995, 1996, 1997, 1998 and 1999.

                                                                        AS OF DECEMBER 31,
                                                        --------------------------------------------------
                                                         1995      1996       1997       1998       1999
                                                        -------   -------   --------   --------   --------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.....  $ 1,864   $ 6,043   $    479   $  9,581   $  9,475
Working capital (deficiency)..........................    1,476     5,411     (1,149)     8,146      8,784
Total assets..........................................    1,953     6,357        830     10,480     10,206
Long-term obligations, less current portion...........       --       102         89        147         69
Convertible preferred stock...........................    5,095    12,804     12,804     30,751     49,899
Common stock..........................................       40       134        204        207      7,022
Accumulated deficit...................................   (3,597)   (7,361)   (13,874)   (22,447)   (43,348)
Total stockholders' equity (deficit)..................    1,538     5,487     (1,005)     8,371      8,991

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our financial statements and related notes included in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

OVERVIEW

     We are a pharmaceutical company focused on developing and commercializing innovative small molecule drugs initially for improving cancer treatments. Our lead product candidate is RSR13. RSR13 is a synthetic small molecule that increases the release of oxygen from hemoglobin, the oxygen carrying protein contained within red blood cells. We believe RSR13 can be used to improve existing treatments for cancer and treat many diseases attributed to or aggravated by tissue oxygen deprivation.

     To date, we have devoted substantially all of our resources to research and clinical development. We have not derived any commercial revenues from product sales, and we do not expect to receive product revenues for at least the next several years. We have incurred significant operating losses since our inception in 1992 and, as of December 31, 1999, had an accumulated deficit of $43,348,000. There can be no assurance if or when we will become profitable. We expect to continue to incur significant operating losses over the next several years as we continue to incur increasing research and development costs, in addition to costs related to clinical trials and manufacturing activities. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Our achieving profitability depends upon our ability, alone or with others, to successfully complete the development of our product candidates, and obtain required regulatory clearances and successfully manufacture and market our future products.

RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

Expenses


     Research and Development. Research and development expenses were $7,836,000 for the year ended December 31, 1999, compared to $5,942,000 for the year ended December 31, 1998 and $3,865,000 for the year ended December 31, 1997. The $1,895,000, or 32%, increase from 1998 to 1999 was due primarily to non-cash charges comprising amortization of deferred compensation expense of $1,533,000 and stock compensation expense of $156,000 resulting from the extension of notes receivable from two officers initially issued in exchange for the exercise of stock options. In addition, we increased clinical trial costs which were offset by the completion of one Phase II clinical trial. We expect research and development expenses to increase in 2000 as we begin our first pivotal Phase III clinical trial of RSR13. The $2,076,000, or 54%, increase in research and development spending from 1997 to 1998 was due primarily to supporting multiple Phase II clinical trials for RSR13 in oncology and cardiovascular indications. These increased costs included clinical trial costs and personnel expenses.


     Clinical Manufacturing. Clinical manufacturing expenses include the cost of manufacturing RSR13 for use in clinical trials and costs associated with the scale-up of manufacturing to support commercial requirements. Clinical manufacturing expenses for the years ended December 31, 1999, 1998 and 1997 were $1,382,000, $1,768,000 and $1,564,000, respectively. The $386,000, or 22%, decrease in 1999 compared to 1998 primarily resulted from needing less RSR13 to meet clinical trial requirements. The $204,000, or 13%, increase in expenses in 1998 over 1997 was primarily related to costs incurred in evaluating alternative containers for commercial use.

     General and Administrative. General and administrative expenses for the years ended December 31, 1999, 1998 and 1997 were $2,379,000, $1,486,000 and
$1,262,000, respectively. The $894,000, or 60%, increase for 1999 compared to 1998 primarily resulted from non-cash charges comprising amortization of deferred compensation expense of $21,000 and stock compensation expense of $659,000 resulting from the extension of notes receivable from two officers initially issued in exchange for the exercise of stock options. In addition, we increased personnel and related expenses, and incurred additional costs associated with hiring new employees. General and administrative expenses increased $224,000, or 18%, for 1998 compared to 1997. The increase in fiscal 1998 expense was primarily related to personnel and related expenses.



     Future Non-cash Charges. In 1999 we recorded aggregate deferred stock compensation of $5,996,000 in connection with the grant of certain options to employees with exercise prices below the fair value for financial reporting purposes of our common stock on their respective grant dates. Amortization of deferred stock compensation amounted to approximately $1,554,000 in 1999. In 2000 we will record an additional $8,837,000 of deferred stock compensation related to option grants to employees in January and February 2000. We expect to recognize stock compensation expense related to the 1999 and 2000 grants of approximately 7,028,000 in 2000.


Interest and Other Income, Net

     Interest income, net of interest expense, was $310,000, $621,000 and $178,000 for the years ended December 31, 1999, 1998 and 1997, respectively. The $311,000, or 50%, decrease in 1999 as compared to 1998 was attributable to a decrease in the amount of cash available for investing. The $443,000, or 249%, increase in 1998 as compared to 1997 was primarily the result of interest earned on higher average cash balances from a private offering of Series C Convertible preferred stock.

Income Taxes

     As of December 31, 1999, we had net operating loss carryforwards and research and development credit carryforwards of $30,174,000 and $2,120,000, respectively, available to offset future regular and alternative taxable income. These net operating loss carryforwards expire between 2009 and 2013. The research and development credit carryforwards will expire between 2009 and 2013. The utilization of the loss carryforwards to reduce future income taxes will depend on our ability to generate sufficient taxable income prior to the expiration of the net operating loss carryforwards and research and development credit carryforwards. In addition, the maximum annual use of the net operating loss carryforwards is limited in certain situations where changes occur in our stock ownership.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through private placements of preferred stock, which have resulted in net proceeds to us of $40,286,000 through December 31, 1999. Since inception, we have used $30,490,000 of cash for operating activities. We had cash, cash equivalents and short-term investments of $9,475,000 at December 31, 1999, compared with $9,582,000 at December 31, 1998 and $479,000 at December 31, 1997. Working capital at December 31, 1999 was $8,784,000, as compared to $8,146,000 at December 31, 1998, and a deficit of $1,149,000 at December 31, 1997. Long-term debt was $69,000, $147,000, and $89,000 for the years ending December 31, 1999, 1998 and 1997, respectively. Long-term debt consists primarily of capital equipment lease obligations.


     Net cash used in operating activities was $9,502,000, $8,803,000, and $5,488,000 for the years ended December 31, 1999, 1998 and 1997, respectively. The increases resulted from increases in net losses from operations. During 1999, the Company reached a settlement agreement with a third party for failure to achieve specified milestones under a research and development contract. The total amount of the settlement was $178,000 of which $100,000 was received in February 2000 and the remainder is expected in April 2000.


     Net cash provided by investing activities was $1,024,000 for the year ended December 31, 1999 and consisted primarily of proceeds from the sale of short-term investments, partially offset by the purchase of short-term investments and property and equipment. Net cash used in investing activities was $7,929,000 for the year ended December 31, 1998 and consisted primarily of net purchases of investments. Net cash provided by investing activities was $4,880,000 for the year ended December 31, 1997 and consisted primarily of net sales of investments.

     Net cash provided by financing activities was $9,420,000 and $17,910,000 for the years ended December 31, 1999 and 1998, respectively, and consisted primarily of proceeds from the sale of preferred stock. Net cash used in financing activities for the year ended December 31, 1997 was $33,000 and was primarily due to principal payments under capital leases.

     Based upon the current status of our product development and commercialization plans, we believe that the net proceeds of this offering, together with our existing cash, cash equivalents and investments, will be adequate to satisfy our capital needs through at least the calendar year 2002. However, our actual capital requirements will depend on many factors, including the status of product development; the time and cost involved in conducting clinical trials and obtaining regulatory approvals; filing, prosecuting and enforcing patent claims; competing technological and market developments; and our ability to market and distribute our future products and establish new collaborative and licensing arrangements.

IMPACT OF YEAR 2000


     Many currently installed computer systems and software products were unable to distinguish between twentieth century dates and twenty first century dates. As a result, many companies' software and computer systems needed to be upgraded or replaced to comply with Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.


State of Readiness

     The majority of the computer programs and hardware we currently use in our own internal operations did not require replacement or modification as a result of the Year 2000 issue. We believe that our significant vendors and service providers are Year 2000 compliant and have not, to date, been made aware that any of our significant vendors or service providers have suffered Year 2000 disruptions in their systems.

Costs

     To date, we have not incurred any material costs in identifying or evaluating Year 2000 compliance issues, although consideration of the Year 2000 question is an integral part of our ongoing developmental and operational reviews. We have incurred some expenses related to the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance testing generally. We presently do not anticipate that future expenditures will be material.

Risks


     We completed internal assessments of our Year 2000 readiness prior to December 31, 1999, with emphasis on our operating and administrative systems and are not aware of any Year 2000 problems that could reasonably be expected to have a material adverse effect on our business. Our assessment plans consisted of internal testing of our systems, contacting third-party vendors of hardware, software and services, assessing and implementing repairs or replacements as required and developing contingency plans if Year 2000 problems still arise. We contacted our major vendors for software, hardware and related services. These vendors indicated that they are Year 2000 compliant. However, we can not guarantee that we have identified or will identify all Year 2000 compliance problems in our infrastructure that may require substantial revisions and repairs. Also, despite our testing and reviews, we may experience Year 2000 problems related to the third-party software, hardware or other systems on which we are reliant, and any of these problems may be time consuming or expensive to fix.


Contingency Plan


     We have been engaged in an ongoing assessment of our readiness and have developed contingency plans to address Year 2000 problems that may arise. The results of our analyses and the responses received from third-party vendors and service providers were taken into account in developing these plans.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ON MARKET RISK

     The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the fair value of the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. The average duration of all of our investments has generally been less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

Recent Accounting Pronouncements


     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement changes the previous accounting definition of derivative which focused on freestanding contracts such as options and forwards, including futures and swaps, expanding it to include embedded derivatives and many commodity contracts. Under the statement, every derivative is recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivatives' fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. We do not anticipate that the adoption of SFAS No. 133 will have a material impact on our financial position or results of operations.

                                    BUSINESS

OVERVIEW


     We are a pharmaceutical company focused on developing and commercializing innovative small molecule drugs, initially for improving cancer treatments. Small molecule drugs, in general, are non-protein products produced by chemical synthesis rather than biologic methods. Our lead product candidate is RSR13. RSR13 is a synthetic small molecule that increases the release of oxygen from hemoglobin, the oxygen-carrying protein contained within red blood cells. We believe RSR13 can be used to improve existing cancer treatments and treat many diseases and clinical conditions attributed to or aggravated by oxygen deprivation. Deprivation of oxygen in the body is called hypoxia.


     The presence of oxygen in tumors is an essential element for the effectiveness of radiation therapy in the treatment of cancer. We have demonstrated in Phase II clinical trials that RSR13 significantly improves the efficacy of radiation therapy for treating brain metastases, or tumors which have spread to the brain, and glioblastoma multiforme, a highly aggressive form of primary brain cancer. In February 2000, we commenced a pivotal Phase III trial of RSR13 in combination with radiation therapy for the treatment of brain metastases. We believe that this trial, if positive, will serve as the basis for seeking marketing approval for RSR13 from the FDA for this indication. In addition, we are currently conducting a Phase II clinical trial of RSR13 in combination with radiation therapy in patients with locally advanced, inoperable non-small cell lung cancer, and are developing RSR13 for improving the efficacy of radiation therapy in treating other forms of cancer.

     We believe RSR13 can be used to treat many other diseases and clinical conditions. We intend to seek corporate partners to jointly develop RSR13 for treating the hypoxic effects of acute blood loss and decreased blood flow encountered in surgical procedures and also for improving the effectiveness of treatments for cardiovascular disease and stroke. In addition, we plan to extend our expertise in developing drugs to other compounds and technology platforms to which we have access through our research collaborations or that we may acquire or in-license from third parties.


     Since July 1994 we have focused substantially all of our attention on research and development activities for pharmaceutical product development. These efforts include pre-clinical and clinical development of RSR13 aimed toward commercialization and use in cancer and cardiovascular disease, and the discovery and development of new products.


SCIENTIFIC BACKGROUND

     Oxygen is indispensable to all human tissues. It is transported through the body by hemoglobin, a protein contained within red blood cells, and is consumed in the production of energy for sustaining life. Each hemoglobin protein can bind up to four molecules of oxygen. After picking up oxygen in the lungs and circulating to various tissues in the body, each hemoglobin protein, on average, releases one of its four oxygen molecules and retains the other three in reserve. Thus, approximately 75% of the oxygen carried by hemoglobin represents an untapped reservoir of oxygen potentially available to the body. When hemoglobin returns to the lungs, it replenishes its store of oxygen for its next round trip through the body.

     Although oxygen is ordinarily vital for life, in some instances, energized forms of oxygen, called oxygen radicals, can be toxic to cells. For example, during radiation therapy for a cancerous tumor, radiation-induced oxygen radicals contribute to the death of cells in the tumor. Therapies that increase oxygen levels in tumors at the time of radiation can therefore enhance the cytotoxicity of radiation therapy.

     Malignant tumors often have a poorly regulated blood supply caused by the disorganized growth of new blood vessels into the tumor. This, in addition to the rapid cell growth of malignant tumors, leads to the formation of hypoxic regions within the tumor, a phenomenon known as tumor hypoxia. Research shows that hypoxic regions within malignant tumors are substantially more resistant to cell damage from radiation than oxygenated regions. Even small hypoxic regions in a tumor may affect the overall response to radiation therapy and increase the number of surviving tumor cells. Tumor cells that survive radiation therapy can become resistant to therapy, and can cause the tumor to recur in the same location and metastasize to distant sites, causing continued illness and death.

     Tissue hypoxia is also a factor in many other diseases and clinical conditions. For example, during cardiac and other types of surgery, tissue hypoxia can occur from decreased oxygen carrying capacity caused by acute blood loss or decreased blood flow to major organs, such as the brain, heart, liver and kidneys. In addition, hypoxia caused by the acute blockage of a major blood vessel can lead to conditions that cause significant morbidity and mortality, such as acute angina, or chest pain caused by decreased blood flow to the heart, myocardial infarction, or heart attack, and stroke.

     The body has developed certain natural responses to mitigate or reverse the damage of some forms of hypoxia. For example, when the body is suddenly subjected to acute hypoxia, such as during acute blood loss, several highly predictable responses occur. Initially, the body increases the rate of breathing to more fully oxygenate the blood as it passes through the lungs. The body also attempts to improve blood flow by increasing the rate and force of cardiac contractions. Subsequently, the red blood cells produce increased amounts of 2,3-diphosphoglycerate (2,3-DPG), a naturally occurring small molecule that chemically decreases the oxygen binding affinity of hemoglobin. 2,3-DPG essentially taps into hemoglobin's oxygen reservoir, and increases the average unloading of oxygen from hemoglobin from 25% to approximately 35%. Finally, over the next several weeks to months, the body produces a natural hormone known as erythropoetin to stimulate production of new red blood cells.

     Although production of 2,3-DPG is effective as a natural response mechanism, it is not a viable candidate for therapeutic applications. 2,3-DPG is produced inside the red blood cells and cannot by itself penetrate the red blood cell membrane if medically administered to a patient. As a result, therapeutic administration of 2,3-DPG cannot be used to oxygenate cancerous tumors to enhance the effectiveness of radiation therapy. In addition, the natural increase of 2,3-DPG levels during acute hypoxic episodes takes several hours to days to reach a peak effect. 2,3-DPG, therefore, is not effective in treating or preventing acute hypoxic conditions associated with surgical blood loss or cardiovascular disease, conditions that require an immediate response.

THE ALLOS SOLUTION

     In traditional approaches to drug development, a small molecule drug is used to bind to the active site of a protein to modify the protein's function. In some cases, the drug activates, and in others it inhibits, the protein's function.

     In contrast to traditional approaches, our core technology is based on using small molecules to modify a protein's function by altering the protein's three-dimensional structure. This is called allosteric modification. In allosteric modification, a small molecule drug alters a protein's three dimensional structure by binding to the protein at a site different from the protein's active site. This change in conformational structure affects the binding affinity of the protein for the molecules that normally bind to its active site. The ability of a drug to increase or decrease this affinity can have important clinical implications. For example, an allosteric modifier that decreases the oxygen-binding affinity of hemoglobin, and thereby stimulates the release of oxygen into tissues, can be used to mitigate the adverse effects of many forms of tissue hypoxia.

RSR13

     Our lead product candidate, RSR13, is designed to mitigate the effects of tissue hypoxia. RSR13 has been administered safely to more than 360 patients, over 250 of whom were cancer patients receiving concurrent radiation therapy. Our clinical studies have indicated that RSR13 is generally well tolerated and has an acceptable safety profile.

     RSR13 has a well-defined mechanism of action and is the first synthetic drug to emulate and amplify the action of 2,3-DPG, the naturally occurring allosteric modifier of hemoglobin. Like 2,3-DPG, RSR13 binds to hemoglobin away from the hemoglobin's oxygen-binding site and increases the unloading of oxygen from hemoglobin, thus increasing the amount of oxygen deliverable to hypoxic tissues. RSR13 has several distinguishing characteristics from 2,3-DPG that make it particularly well suited for therapeutic applications:

     - RSR13 is able to cross the red blood cell membrane when medically administered to a patient;

     - RSR13 has an immediate onset of action; and

     - on average, RSR13 increases the normal 25% unloading of oxygen from hemoglobin to an estimated 50% by increasing oxygen release from the large reservoir of unused hemoglobin-bound oxygen in the blood.

     By emulating and amplifying the body's natural response to acute hypoxia, RSR13 has the potential for treating a wide variety of diseases and clinical conditions caused by tissue hypoxia. We believe that increasing oxygen levels in hypoxic tumors can enhance the effects of radiation therapy. In addition, RSR13 could also be used to prevent complications associated with tissue hypoxia that frequently occur during or after surgery. In the cardiovascular area, we believe RSR13 can be used to help treat acute angina, myocardial infarction and stroke, among other conditions.

BUSINESS STRATEGY

     Our objective is to become a leading pharmaceutical company focused on developing and commercializing innovative drugs. The key elements of our strategy to achieve this objective are described below:

     - Focus on commercializing RSR13 in oncology markets. Initially, we intend to seek FDA approval for the use of RSR13 in combination with radiation therapy for the treatment of patients with brain metastases. Thereafter, we intend to seek approval for the use of RSR13 in combination with radiation therapy for treating other types of cancerous tumors. In the United States, we plan to develop a focused sales force of between 10 and 20 sales representatives to market RSR13 directly to radiation oncologists. We will seek to identify one or more corporate partners to accelerate product commercialization in Europe and possibly Asia.

     - Establish collaborations to commercialize RSR13 in additional therapeutic applications. We believe RSR13 has the potential for treating a wide variety of other diseases and clinical conditions caused by tissue hypoxia. These indications include, among others, surgical hypoxia, acute angina, myocardial infarction and stroke. We intend to pursue commercialization of RSR13 in these other indications with one or more corporate partners. We expect that these collaborations will enable us to develop RSR13 for treating more indications than would otherwise be possible by us alone, and provide us with domestic and international marketing and sales expertise for our partnered product indications.

     - Expand our product candidate portfolio. We intend to acquire rights to other product candidates that complement our existing programs and that enable us to capitalize on our clinical development expertise through acquisitions and in-licensing. We will continue our drug discovery collaborations which have yielded several development candidates.

PRODUCTS UNDER DEVELOPMENT

     We currently retain exclusive, worldwide commercial rights for all of our product candidates for all target indications. The table below summarizes our current product candidates, their target indications, and clinical program status.

------------------------------------------------------------------------------------------------------
      PRODUCT CANDIDATE                   TARGET INDICATION                 CLINICAL PROGRAM STATUS
------------------------------------------------------------------------------------------------------
  RSR13
     Radiation Enhancer         Brain metastases                           Phase III
                                Non-small cell lung cancer                 Phase II
                                Glioblastoma multiforme                    Phase II complete
                                Other cancer types                         Phase II's planned
     Chemotherapy Enhancer      Recurrent glioblastoma multiforme          Phase I/II planned
     Surgical Hypoxia           Cardiopulmonary bypass surgery             Phase II
     Cardiovascular Disease     Angina                                     Phase II
                                Myocardial infarction                      Preclinical
                                Stroke                                     Preclinical
------------------------------------------------------------------------------------------------------
  RSR46                         Acute hypoxia                              Preclinical
------------------------------------------------------------------------------------------------------
  JP7                           Acute hypoxia                              Preclinical
------------------------------------------------------------------------------------------------------
  PYRUVATE KINASE INHIBITORS    Chronic hypoxia                            Research
 -----------------------------------------------------------------------------------------------------

RSR13 for Treating Cancer

     The worldwide oncology drug market was estimated at $16 billion in 1998, representing 15% growth from 1997. Despite the enormous effort undertaken by the pharmaceutical industry to develop oncology products, cancer remains the second-leading cause of death in the United States and remains a largely unmet medical need. Over 1.2 million new cases of cancer are diagnosed each year in the United States, and approximately 565,000 patients die each year of cancer.

     The appropriate cancer therapy for each patient depends on the cancer type and careful assessment of the size, location and extent to which the tumor has spread. Therapy typically includes some combination of surgery, radiation therapy or chemotherapy. Radiation therapy is used to cure certain cancers, to control local tumor invasion and thus prolong life, and to treat symptomatic problems in patients who are expected to die of their cancer. Chemotherapy is used to cure certain cancers or prolong life in some patients with malignant tumors.

     RSR13 as a Radiation Enhancer. Radiation therapy is the principal non-surgical means of treating malignant tumors in patients with cancer. Each year in the United States, approximately 50% of all newly diagnosed cancer patients, or 600,000 patients, receive radiation therapy as part of their primary treatment, in addition to 150,000 patients who receive radiation therapy for persistent or recurrent cancer. The 750,000 cancer patients who receive radiation therapy annually is approximately twice the number of cancer patients who are treated with chemotherapy. A course of radiation therapy can cost between $10,000 and $25,000 depending on the complexity and duration of treatment. Although radiation therapy can be effective in treating certain types of cancer, an unmet medical need exists for products to increase the effectiveness of radiation therapy.

     RSR13 is administered by a 30-minute intravenous infusion through a central venous catheter commencing approximately one hour before scheduled radiation therapy. Patients are also given supplemental oxygen, like that commonly administered to individuals with chronic lung disease, to fully saturate hemoglobin and increase the therapeutic potential of RSR13. RSR13 has an immediate onset of action after administration and has a duration of action of several hours.

     Unlike existing drugs and other attempts to enhance the effects of radiation therapy, the radioenhancement effect of RSR13 is not dependent on its direct diffusion into the cancerous tumor. Instead, the beneficial effects of RSR13 are the result of causing increased amounts of oxygen release from blood flowing through the tumor. It is the oxygen, and not the drug, which diffuses across the cancer cell membranes to oxygenate the tumors. This is particularly important in the case of primary or metastatic brain tumors, where the blood brain barrier acts to exclude or impede the entry of most chemical agents into the brain tissue. The fact that RSR13 does not have to actually enter the cancer cell to increase radiosensitivity is an important difference between RSR13 and other pharmacologic attempts to improve the efficacy of radiation therapy.

     We have completed five clinical trials of RSR13 in patients receiving radiation therapy and have shown that RSR13 is generally well tolerated and has an acceptable safety profile for use in cancer patients. The most common side effects of RSR13 in cancer patients are dose and frequency related. These side effects include low hemoglobin oxygen saturation (which is readily treated with supplemental oxygen like that used in patients with chronic lung disease), reversible kidney dysfunction (typically in patients who are also taking blood pressure medications or common anti-inflammatory drugs), allergic rash and other symptoms often seen in cancer patients receiving radiation therapy, such as headache, nausea and vomiting.

RSR13 in the Treatment of Brain Metastases

     We intend to seek FDA approval of RSR13 first for treatment of patients who are receiving radiation therapy for brain metastases. This condition occurs in approximately one out of five cancer patients, most often in patients with lung or breast cancer. Radiation therapy for treatment of brain metastases is administered to approximately 170,000 patients per year in the United States and is intended to prevent or reduce complications and increase survival. The median survival of all patients with brain metastases is about four months and can vary depending on various clinical factors such as age, general health, whether the primary cancer is controlled, and the extent of cancer metastases to other regions in the body. Approximately 30% to 50% of patients with brain metastases will die from disease progression in the brain, and the remainder will die from disease progression in other regions in the body.

     We previously completed a 20-patient Phase Ib safety study in patients receiving RSR13 in combination with radiation therapy that suggested a potential role for RSR13 in treating patients with brain metastases. Based on this study, we completed a 69-patient, multi-center, open-label, Phase II clinical trial to evaluate the efficacy and safety of RSR13 in cancer patients receiving standard radiation therapy for treatment of brain metastases. The primary efficacy endpoint of this study was survival compared to historical data using the Brain Metastases Database, or BMD, maintained by the Radiation Therapy Oncology Group, or RTOG, of the American College of Radiology. The study results showed that RSR13-treated patients demonstrated overall median survival time of 6.9 months compared to 4.1 months for the BMD control group, representing a statistically significant improvement in median survival of 68%. In addition, the RSR13-treated group had one-year survival rates of 32%, more than double the one-year survival rate of 15% for the BMD control group. In patients where the cause of death was determined, death due to tumor progression in the brain was seen in only 9% of the RSR13-treated patients compared to 37% of the BMD control group. When case-match analysis was performed using patients in the BMD that most closely paralleled the RSR13-treated patients, the median survival time of RSR13 treated patients was increased by 92% and one-year survival rates were increased to 32%, compared to 9% for the BMD control group.

     Based on this positive Phase II trial, we received concurrence from the FDA to proceed with a pivotal Phase III trial of RSR13 in patients with brain metastases. This study began in February 2000. We plan to enroll up to 408 adult patients at approximately 45 to 60 investigative sites in North America. Patients will be randomly assigned to treatment with either standard whole brain radiation therapy or treatment with standard whole brain radiation therapy plus RSR13. The primary efficacy endpoint is survival. The secondary endpoints are time to tumor progression in the brain, response rate in the brain, cause of death and quality of life. Under the trial protocol, a 35% improvement in median survival will be considered as satisfying the primary end point of the trial, and may provide the basis for marketing approval of RSR13. If the Phase III trial is positive, we will file a new drug application with the FDA to obtain marketing approval for RSR13 for the treatment of patients who are receiving radiation therapy for brain metastases.

RSR13 in the Treatment of Non-Small Cell Lung Cancer

     Non-small cell lung cancer, or NSCLC, is a type of cancer that occurs in approximately 130,000 patients per year in the United States. We are currently evaluating RSR13 as a radiation enhancer for the treatment of patients with locally advanced, inoperable NSCLC, also known as Stage III NSCLC. Radiation therapy for treatment of Stage III NSCLC is administered to approximately 60,000 patients per year in the United States and is intended to prevent or reduce complications and control local tumor growth in the chest. The median survival time of patients with Stage III NSCLC is approximately nine to twelve months. In addition to patients with Stage III NSCLC, we believe RSR13 could also be used to treat approximately 70,000 patients with other Stages of NSCLC who are treated with radiation therapy each year in the United States.

     We are currently conducting a 40-patient, multi-center Phase II clinical trial of RSR13 in patients receiving chemotherapy followed by radiation therapy for the treatment of Stage III NSCLC. This trial, which will measure response rates as the primary efficacy endpoint, is enrolling patients. If the results are positive, we will proceed toward conducting a Phase III clinical trial.

RSR13 in the Treatment of Glioblastoma Multiforme

     Glioblastoma multiforme, or GBM, is a deadly form of primary brain cancer. This condition occurs in approximately 20% of all brain cancer patients in the United States, or approximately 3,400 people per year. The median survival time of patients with GBM is approximately nine to ten months. Radiation therapy is administered to most patients with GBM and is intended to prevent or reduce complications and improve survival time.

     We have collaborated with the National Cancer Institute, or NCI, sponsored New Approaches to Brain Tumor Therapy, or NABTT, Consortium to complete Phase Ib and Phase II clinical trials of RSR13 in patients with GBM. Based on a 19-patient Phase Ib study which showed RSR13 was safe and well-tolerated, the NABTT consortium conducted a 50-patient, multi-center, Phase II efficacy and safety study of RSR13 combined with a standard six-week course of cranial radiation therapy in newly diagnosed GBM patients. The primary efficacy endpoint of the study was survival time. The Phase II study showed that RSR13-treated patients demonstrated overall survival time of 12.1 months compared to 9.2 months for the NABTT historical control group. Based on these positive survival results, the NABTT consortium has recommended that a pivotal Phase III trial be conducted with RSR13 in patients with newly diagnosed GBM.

     We have also completed enrollment in a 67-patient, multi-center, Phase II companion trial of RSR13 in newly diagnosed GBM patients. This trial is comparable in design and methods to the NABTT Phase II trial. Once patient follow-up is completed, we will conduct the efficacy analyses in conjunction with the RTOG statistics group.

     We have also received concurrence from the FDA to proceed with a pivotal Phase III trial of RSR13 in patients receiving radiation therapy for the treatment of GBM. We will decide whether to proceed with a Phase III GBM trial or a Phase III NSCLC trial after analyzing the final results of the respective Phase II clinical trials.

RSR13 in the Treatment of Other Cancers

     We believe that RSR13 eventually could be used in many other tumor types and clinical situations requiring radiation therapy, such as pediatric brain, head and neck, uterine cervix, prostate, rectal and breast cancers. We have been asked by NCI-sponsored consortia to consider collaborating on Phase I/II clinical trials in pediatric brain cancer. Similarly, various United States and Canadian consortia have proposed conducting Phase II trials in head and neck and uterine cervix cancers. We anticipate conducting one or more of these Phase II trials in the future.

     We are currently conducting a 12-patient, randomized, double-blinded placebo-controlled, Phase II trial evaluating tumor oxygen level before and immediately after a single administration of RSR13. This physiology study is intended to determine if the instrument being used can accurately and reproducibly measure tumor oxygen levels, and whether RSR13 can change the level in a fashion similar to that shown in animal studies. This study is ongoing and it is not certain, considering the techniques used, if the data will produce reliable results for analysis.

     RSR13 as a Chemotherapy Enhancer. Chemotherapy is administered to more than 350,000 cancer patients each year in the United States. Depending on the complexity and duration of treatment, a course of chemotherapy can cost between $6,000 and $10,000. As with radiation therapy, certain types of chemotherapy drugs require the presence of oxygen for optimal cytotoxic effects on cancer cells. Thus, stimulating oxygen release from hemoglobin to hypoxic tumor tissue, by the administration of RSR13, may also enhance the beneficial effects of certain types of chemotherapy.

     We have conducted preclinical studies with RSR13 as a chemotherapy enhancer for use in conjunction with certain chemotherapy agents. Our preclinical studies suggest that RSR13 increases the activity of certain chemotherapy agents in animal tumor models and enhances tumor response. We believe this effect may be related to increasing the oxygen level in the tumors and enhancing the effect of specific chemotherapy agents.

     An NCI-sponsored consortium is interested in conducting a Phase I/II clinical study of RSR13 as a chemotherapy enhancer in patients with recurrent GBM receiving treatment with a standard chemotherapy drug. The protocol for the study has been submitted to the NCI for its approval. Contingent upon approval of the study protocol, we have agreed to provide RSR13 to the consortium, which will conduct and fund the trial.

RSR13 for Treating Surgical Hypoxia


     Each year in the United States, approximately 600,000 people undergo cardiopulmonary bypass surgery, or CPB, and approximately seven million patients who have significant cardiovascular risk factors undergo non-cardiac surgery. Over one million of these patients experience cardiovascular complications which frequently result in death or permanent disability. In patients undergoing non-cardiac surgery who have chronic medical conditions, such as coronary artery disease, diabetes and hypertension, complications resulting from tissue hypoxia can be as high as 20%. By inducing hemoglobin to release a greater amount of oxygen during surgery, RSR13 can help mitigate tissue hypoxia resulting from decreased oxygen carrying capacity, decreased blood flow, and, in the case of CPB, decreased body temperature.


     Based on preclinical studies of RSR13 in CPB and a successful Phase Ib study in elective surgery patients, we conducted a randomized 30-patient Phase II clinical trial of RSR13 in patients undergoing CPB for first time coronary artery bypass grafting. This study demonstrated that RSR13 can be safely given during CPB and provided preliminary evidence of a protective effect on heart function. Although the patients undergoing this surgery were generally healthy beyond having coronary artery disease, myocardial protective effects from RSR13 were still observed. There was also a trend toward a lower blood transfusion requirement in the RSR13-treated group.

     Based on the results of the Phase Ib general surgery study and the Phase II CPB study, an additional randomized 164-patient Phase II study was initiated. The purpose of this trial was to assess the ability of RSR13 treatment to decrease the morbidity and mortality associated with heart and brain hypoxia in patients with moderate to high risk factors undergoing CPB. This study was terminated when it was determined in an interim safety analysis of 62 patients, 32 of whom received RSR13 and 30 of whom received placebo, that there was a significant imbalance of patients with high risk factors in the RSR13-treated group compared to the placebo group. Based on these findings, we are considering conducting a new Phase II trial designed to better account for stratification of risk factors in the treatment groups.

RSR13 for Treating Cardiovascular Disease and Stroke


     There are approximately 1.7 million hospitalizations per year in the United States for acute coronary syndrome, which includes unstable angina and myocardial infarction. We believe that RSR13 could play a major role in the treatment of patients with acute coronary syndrome. We currently anticipate clinical development for this indication would be in cooperation with a corporate partner, although we are not in discussions with any parties in this regard.


     We have demonstrated that increasing oxygen release from hemoglobin with RSR13 results in a significant decrease in myocardial hypoxia experienced in animals during reduced coronary artery blood flow. We have also shown that treatment with RSR13 results in a decrease in the release of a biochemical marker associated with heart damage in animal models of myocardial infarction. Based on these findings, an initial Phase Ib safety study was performed in 24 patients with chronic angina taking multiple medications for treatment of their heart disease. This study demonstrated that RSR13 was safe and well tolerated in this patient population. In addition, a 10-patient Phase II clinical trial is being performed to determine if RSR13 can improve the exercise tolerance of patients with coronary artery disease.

     Additionally, our preclinical studies have demonstrated that RSR13 may play a beneficial role in the treatment of stroke.

Other Synthetic Allosteric Modifiers

     We have evaluated over 250 other synthetic allosteric modifiers of hemoglobin which are analogues of RSR13. Two of these analogues, RSR46 and JP7, are second-generation molecules to RSR13, and, based on preliminary animal studies, are potential candidates for clinical development. In addition, through our research collaborations, we have expanded our drug discovery efforts on the development of synthetic allosteric modifiers for targets of therapeutic interest other than hemoglobin. One such target is red blood cell pyruvate kinase, an enzyme central to the control of red blood cell 2,3-DPG metabolism. Red blood cell pyruvate kinase is an allosteric protein that is structurally very similar to hemoglobin. Increasing red blood cell 2,3-DPG levels by inhibiting red blood cell pyruvate kinase may lead to the development of orally administered products for chronic hypoxic indications, such as peripheral vascular disease, chronic angina and congestive heart failure.

MANUFACTURING


     We have entered into arrangements with two third-party manufacturers for the supply of RSR13 bulk drug substance and formulated drug product, respectively. This enables us to focus on our clinical development strengths, minimize fixed costs and capital expenditures, and gain access to advanced manufacturing process capabilities and expertise.


     Hovione Group, our supplier of RSR13 sodium salt, the bulk drug substance, operates under current Good Manufacturing Practices using cost-effective and readily available materials and reliable processes. Under the terms of our contract, Hovione is committed to manufacture sufficient quantities to support commercial scale manufacturing for the foreseeable future. Hovione is currently manufacturing RSR13 sodium salt in commercial-scale batches.

     Pursuant to our agreement, Hovione will manufacture and deliver quantities of the bulk drug substance as determined by us for both pre-commercialization and post-commercialization phases of production. Prior to commercialization, Hovione has agreed to complete several objectives, including: process scale-up and validation, manufacture and delivery of independent validation batches which demonstrate successful validation, and successful characterization and delivery of samples of final bulk drug substance. All bulk drug substance batches must meet certain performance criteria and Hovione has assured us an uninterrupted supply of the bulk drug substance. We have the exclusive right to sublicense inventions, process improvements and analytical methods developed under this agreement in return for certain payments to Hovione.


     After manufacture, RSR13 sodium salt is formulated under contract for us into the drug product under current Good Manufacturing Practice guidelines by Taylor Pharmaceuticals, a company that specializes in the manufacture of sterile injectable products. Under our contract with Taylor, Taylor has agreed to manufacture stability batches, clinical batches and placebo, and support full release and stability testing. We have agreed to provide release specifications for active drug substance, furnish released and certified active substance for development and manufacture of at least one pilot formulation and the required exhibit batches, provide camera-ready artwork for labeling, and prepare any applicable product import/export registrations. We anticipate that Taylor will be able to provide sufficient drug product to complete our ongoing and currently planned clinical trials and early commercial needs.


     We may establish manufacturing agreements with other parties for additional commercial scale manufacturing of RSR13 bulk drug substance and formulated drug product.

SALES AND MARKETING

     We intend to market RSR13 directly to the approximately 3,700 radiation therapists in the United States through a specialty sales force of 10 to 20 sales representatives. We expect to begin hiring this sales force around the time we submit a New Drug Application to the FDA for the use of RSR13 in an oncology indication.

     To penetrate the non-oncology markets in the United States, and all markets outside the United States, we will seek to develop relationships with one or more pharmaceutical companies with established distribution systems and direct sales forces. We expect these relationships will help us achieve our sales objectives for RSR13 in these markets while allowing us to focus on the oncology market in the United States.

GOVERNMENT REGULATION

FDA Regulation and Product Approval

     The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our product candidates.

     The process required by the FDA before our product candidates may be marketed in the United States generally involves the following:

     - preclinical laboratory and animal tests;

     - submission to the FDA of an Investigational New Drug, or IND, application which must become effective before clinical trials may begin;

     - adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed pharmaceutical in our intended use; and

     - submission to the FDA of a New Drug Application that must be approved.

     The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approval will be granted on a timely basis, if at all.

     Preclinical tests include laboratory evaluation of the product candidate, its chemistry, formulation and stability, as well as animal studies to assess its potential safety and efficacy. We then submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND application, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after the FDA acknowledges that the filing is complete, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Further, an independent Institutional Review Board at each medical center proposing to conduct the clinical trials must review and approve any clinical study.

     Human clinical trials are typically conducted in three sequential phases which may overlap:

     - PHASE I: The drug is initially administered into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

     - PHASE II: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

     - PHASE III: When Phase II evaluations demonstrate that a dosage range of the drug is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites.

     In the case of product candidates for severe or life-threatening diseases such as cancer, the initial human testing is often conducted in patients rather than in healthy volunteers. Since these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials and thus these trials are frequently referred to as Phase Ib trials.

     We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA or the Institutional Review Boards or the sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

     The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of a new drug application for approval of the marketing and commercial shipment of the product candidate. The FDA may deny a new drug application if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if such data is submitted, the FDA may ultimately decide that the new drug application does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

     On November 21, 1997, President Clinton signed into law the Food and Drug Administration Modernization Act. That act codified the FDA's policy of granting "Fast Track" approval for cancer therapies and other therapies intended to treat severe or life-threatening diseases. Previously, the FDA approved cancer therapies primarily based on patient survival rates and/or data on improved quality of life. This new policy is intended to facilitate the study of cancer therapies and shorten the total time for marketing approvals; however, it is too early to tell what effect, if any, these provisions may actually have on product approvals. We intend to apply to the FDA for "Fast Track" approval for the use of RSR13 in combination with radiation therapy for treating brain metastases.

     Satisfaction of the above FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product candidate. Government regulation may delay or prevent marketing of potential products for a considerable period of time and to impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our product candidates on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific indications. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business. Marketing our product candidates abroad will require similar regulatory approvals and is subject to similar risks. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.


     Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with current Good Manufacturing Practices, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the current Good Manufacturing Practices and other FDA regulatory requirements.


     The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. Under the Modernization Act of 1997, the FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements.

     We and our product candidates are also subject to a variety of state laws and regulations in those states or localities where they are or will be marketed. Any applicable state or local regulations may hinder our ability to market our product candidates in those states or localities.

     The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the United States and in foreign markets could result in new government regulations which could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation which might arise from future legislative or administrative action, either in the United States or abroad.

Foreign Regulation and Product Approval

     Outside the United States, our ability to market a product candidate is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community, or EC, registration procedures are available to companies wishing to market a product in more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficiency has been presented, a marketing authorization will be granted. This foreign regulatory approval process involves all of the risks associated with FDA clearance discussed above.

Other Regulations

     We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

INTELLECTUAL PROPERTY

     We believe that patent protection and trade secret protection are important to our business and that our future success will depend, in part, on our ability to maintain our technology licenses, maintain trade secret protection, obtain patents and operate without infringing the proprietary rights of others both in the United States and abroad. We believe that obtaining patents in countries other than the United States may, in some cases, be more difficult than obtaining United States patents because of differences in patent laws. In addition, the protection provided by non-U.S. patents may be weaker than that provided by United States patents.

     Under a 1994 agreement with the Center for Innovative Technology, or CIT, we have obtained exclusive worldwide rights to 15 United States patents, a European patent which has been validated in the United Kingdom,

France, Italy, and Germany, two pending patent applications which have been approved in Canada, two pending patent applications which have been approved in Japan, and one pending patent application in Europe. Pursuant to this agreement, we have agreed to sponsor research at Virginia Commonwealth University, or VCU, relating to allosteric hemoglobin modifier compounds, and are entitled to an exclusive worldwide license of any technology developed in connection with such research. We will be required to pay a quarterly royalty based on percentages, as defined in the agreement, of either net revenues arising from sales of products produced in Virginia or net revenues from sales of products produced outside Virginia. This agreement was assigned by CIT to the Virginia Commonwealth University Intellectual Property Foundation, or VCUIPF, in 1997. Under the agreement, we have the right to grant sublicenses, for which we must also pay royalties to VCUIPF for products produced by the sublicensees. VCUIPF has the primary responsibility to file, prosecute, and maintain intellectual property protection, but we have agreed to reimburse costs incurred by VCUIPF after July 1, 1993 related to obtaining and maintaining intellectual property protection. Also, under the agreement, we are required to pay VCUIPF a running royalty on our worldwide net revenue arising from the sale, lease or other commercialization of the allosteric hemoglobin modifier compounds. This agreement terminates on the date the last United States patent licensed to us under the agreement expires, which is October 2016.


     The licensed patents, which expire at various times between February 2010 and October 2016, contain claims covering methods of allosterically modifying hemoglobin with RSR13 and other compounds, the site within hemoglobin where RSR13 binds, and certain clinical applications of RSR13 and other allosteric hemoglobin modifier compounds, including, among others:

     - treating cancerous tumors;

     - treating ischemia or oxygen deprivation;


     - treating stroke or cerebral ischemia;


     - treating surgical blood loss;

     - performing cardiopulmonary bypass surgery; and

     - treating hypoxia.

     Under a separate agreement with VCUIPF, we have rights to acquire an exclusive worldwide license to any technology which is developed using research funding provided by us to VCU under a Sponsored Research Agreement. This agreement allows us to access a drug discovery presence without having to develop in-house research and development capabilities. We have the option to acquire a license for six months from the date any developed technology is disclosed to us. All that is required to exercise our option is to provide notification to VCUIPF, and to assume responsibility for all legal expenses for securing intellectual property protection for technology developed under the Sponsored Research Agreement. We have the exclusive right to sublicense any technology to third parties and affiliates. We are required to pay VCUIPF a running royalty on our worldwide net revenue arising from commercialization of the technology developed. We have exercised our option on one technology under this agreement which pertains to allosteric inhibitors and activators of pyruvate kinase. We may terminate this agreement without cause by giving VCUIPF ninety days written notice. VCUIPF may terminate this agreement upon certain payment and reporting breaches by us. Either party may terminate this agreement for certain uncured breaches.

     In order to protect the confidentiality of our technology, including trade secrets and know-how and other proprietary technical and business information, we require all of our employees, consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the use or disclosure of confidential information. The agreements also oblige our employees, consultants, advisors and collaborators to assign to us ideas, developments, discoveries and inventions made by such persons in connection with their work with us. We cannot be sure that these agreements will maintain confidentiality, will prevent disclosure, or will protect our proprietary information or intellectual property, or that others will not independently develop substantially equivalent proprietary information or intellectual property.

     The pharmaceutical industry is highly competitive and patents have been applied for by, and issued to, other parties relating to products competitive with those being developed by us. Therefore, our product candidates may give rise to claims that they infringe the patents or proprietary rights of other parties now and in the future. Furthermore, to the extent that we, or our consultants or research collaborators, use intellectual property owned by others in work performed for us, disputes may also arise as to the rights in such intellectual property or in related or resulting know-how and inventions. An adverse claim could subject us to significant liabilities to such other parties and/or require disputed rights to be licensed from such other parties. A license required under any such patents or proprietary rights may not be available to us, or may not be available on acceptable terms. If we do not obtain such licenses, we may encounter delays in product market introductions, or may find that we are prevented from the development, manufacture or sale of products requiring such licenses. In addition, we could incur substantial costs in defending ourselves in legal proceedings instituted before the United States Patent and Trademark Office or in a suit brought against us by a private party based on such patents or proprietary rights, or in a suit by us asserting our patent or proprietary rights against another party, even if the outcome is not adverse to us.

COMPETITION

     The pharmaceutical industry is characterized by rapidly evolving technology and intense competition. Many companies of all sizes, including a number of large pharmaceutical companies as well as several specialized biotechnology companies, are developing cancer drugs similar to ours. There are products on the market that will compete directly with the products that we are developing. In addition, colleges, universities, governmental agencies and other public and private research institutions will continue to conduct research and are becoming more active in seeking patent protection and licensing arrangements to collect license fees, milestone payments and royalties in exchange for license rights to technologies that they have developed, some of which may directly compete with our technologies. These companies and institutions also compete with us in recruiting qualified scientific personnel. Many of our competitors have substantially greater financial, research and development, human and other resources than do we. Furthermore, large pharmaceutical companies have significantly more experience than we do in preclinical testing, human clinical trials and regulatory approval procedures.

     Our competitors may:

     - develop safer and more effective products;

     - obtain patent protection or intellectual property rights that limit our ability to commercialize products; or

     - commercialize products earlier than we.

We expect technology developments in our industry to continue to occur at a rapid pace. Commercial developments by our competitors may render some or all of our potential products obsolete or non-competitive, which would materially harm our business and financial condition.

EMPLOYEES

     As of February 29, 2000, we had a total of 25 full-time employees and three part-time employees. Of those, 21 are in research and development and seven are in general and administrative. We believe that we have good relationships with our employees. We have never had a work stoppage, and none of our employees is represented under a collective bargaining agreement.

FACILITIES

     Our corporate headquarters facility consists of approximately 11,700 square feet in Denver, Colorado. We lease our corporate headquarters facility pursuant to a lease agreement that expires in July 2002. We believe that our leased facilities are adequate to meet our needs for the next 18 months and that additional facilities in the area are available for lease to meet our future needs. We also lease approximately 1,800 square feet of office and laboratory space in Richmond, Virginia. We lease this space under a renewable operating lease, which expires in October 2004.

LEGAL PROCEEDINGS

     We are not currently a party to any legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS


     The following table sets forth certain information regarding our executive officers, key employees and directors as of March 17, 2000:


                        NAME                           AGE                    POSITION
                        ----                           ---                    --------
Stephen J. Hoffman, Ph.D., M.D. .....................  45    President, Chief Executive Officer and
                                                             Director
Michael E. Hart......................................  47    Chief Financial Officer and Senior Vice
                                                             President, Operations
Michael J. Gerber, M.D. .............................  47    Senior Vice President, Clinical
                                                             Development and Regulatory Affairs
John O. Hackman......................................  46    Director of Biometrics and Statistics
Douglas G. Johnson, Ph.D. ...........................  43    Director of Manufacturing
Jean-Francois Liard, M.D. ...........................  56    Senior Director, Research and Clinical
                                                             Development
Robert P. Steffen, Ph.D. ............................  49    Director, Pharmacology and Toxicology
Donald J. Abraham, Ph.D. ............................  63    Director
Stephen K. Carter, M.D.(1) ..........................  62    Director
Robert E. Curry, Ph.D. ..............................  53    Director
Mark G. Edwards(1)...................................  42    Director
John Freund, M.D.(2).................................  46    Director
Hingge Hsu, M.D.(2)..................................  42    Director
Marvin E. Jaffe, M.D.(1).............................  63    Director

---------------

(1) Member of Audit Committee

(2) Member of Compensation Committee

     STEPHEN J. HOFFMAN, PH.D., M.D. has served as a member of our Board of Directors and our President and Chief Executive Officer since 1994. Prior to that, from inception to 1994, Dr. Hoffman served as a consultant to our investor group. From 1990 to 1994, he completed a fellowship in clinical oncology and a residency/ fellowship in dermatology, both at the University of Colorado. Dr. Hoffman was the scientific founder of Somatogen Inc., where he held the position of Director of Corporate Research and Vice President of Science and Technology from 1987 until 1990. Dr. Hoffman received his Ph.D. in bio-organic chemistry from Northwestern University and his M.D. from the University of Colorado School of Medicine, where he is currently Clinical Assistant Professor.

     MICHAEL E. HART has served as our Chief Financial Officer and Senior Vice President, Operations since 1999. From 1995 to 1999, Mr. Hart was Vice President and Chief Financial Officer of NeXstar Pharmaceuticals, Inc., where he also served as Chairman of the Management Committee from 1998 to 1999. From 1990 to 1995 Mr. Hart was Executive Vice President and Chief Financial Officer of Vestar, Inc. and served as Chairman, Office of the President from 1994 to 1995. From 1982 to 1990, Mr. Hart was Treasurer and Director of Finance for Avantek, Inc. and prior to that held various financial positions with high technology companies. Mr. Hart received his M.B.A from California State University, Fresno, and his undergraduate degrees in business economics and geography from the University of California, Santa Barbara.

     MICHAEL J. GERBER, M.D. has served as our Senior Vice President, Clinical Development and Regulatory Affairs since 1999, and served as our Vice President, Medical Affairs from 1994 until 1999. From 1991 to 1994, Dr. Gerber was Executive Director, Clinical Sciences and Medical Affairs at Somatogen Inc., where he directed nonclinical and clinical development. Prior to joining Somatogen, Dr. Gerber had been in private practice since

1987 and directed the Pulmonary Drug Evaluation Program subsidiary of Pulmonary Consultants, Inc. Dr. Gerber is board certified in internal, pulmonary and critical care medicine, and is Clinical Assistant Professor of Medicine at the University of Colorado Health Sciences Center. Dr. Gerber received his M.D. from the University of Colorado School of Medicine.

     JOHN O. HACKMAN has served as our Director of Biometrics and Statistics since December 1997. Prior to joining us, Mr. Hackman was Associate Director Biometrics at Pfizer Central Research where he directed the statistical analysis and reporting group from 1996 to 1997. He has held various positions in his 17 years experience in the pharmaceutical industry, including positions with Pfizer Inc., Miles Inc., a division of Bayer Diagnostics, Rhone-Poulenc and CytRx Corporation. Mr. Hackman received his M.S. from North Carolina State University.

     DOUGLAS G. JOHNSON, PH.D. has served as our Director of Manufacturing since 1997. Prior to joining us, Dr. Johnson was with Baxter Healthcare, a unit of Baxter International, Inc. for over eight years. At Baxter, he was most recently manager of the Global Solutions Development Group for the Renal Division. He also worked in the I.V. Systems Division for several years developing formulations of pre-mixed drugs. Dr. Johnson received his Ph.D. in organic chemistry from the University of Minnesota. He did postdoctoral work at the University of Chicago. He worked for three years at Argonne National Laboratory prior to joining Baxter Healthcare.

     JEAN-FRANCOIS LIARD, M.D. has served as our Senior Director, Research and Clinical Development since 1997. Prior to joining us, Dr. Liard was Director, Clinical Development at Otsuka America Pharmaceutical from 1993 to 1997. Prior to that, he was Professor of Physiology at the Medical College of Wisconsin from 1983 to 1993. Dr. Liard received his M.D. from the University of Lausanne School of Medicine. He subsequently worked in several clinical and basic sciences departments, including stays at the Cleveland Clinic and the Nephrology Clinic of Necker Hospital in Paris.

     ROBERT P. STEFFEN, PH.D. has served as our Director, Pharmacology and Toxicology since 1996. From 1995 to 1996, Dr. Steffen was Director, Product Development at EpiGenesis Pharmaceuticals, Inc. From 1987 to 1995, he served as Senior Research Pharmacologist and Group Leader at Burroughs Wellcome, Co. From 1982 to 1987, he held various preclinical research positions at Parke-Davis, a division of Warner-Lambert Company. Dr. Steffen received his Ph.D. in physiology from the University of South Dakota.

     DONALD J. ABRAHAM, PH.D. is a founder of Allos and has served as a member of our Board of Directors since our inception in 1992. He has been a Professor and Chairman of the Department of Medicinal Chemistry at Virginia Commonwealth University since 1988. From 1972 to 1988, he was a Professor and Chairman of the Department of Medicinal Chemistry at the University of Pittsburgh. Dr. Abraham received his Ph.D. in organic chemistry from Purdue University. He currently is Director of the Institute for Structural Biology and Drug Discovery at the Virginia Commonwealth University.

     STEPHEN K. CARTER, M.D. has served as a member of our Board of Directors and as a drug development consultant to us since 1998. Since 1997, Dr. Carter has served as Senior Vice President of Sugen Inc., a pharmaceutical company. From 1995 to 1996, he served as Senior Vice President of Research and Development at Boehringer Ingelheim Pharmaceuticals, Inc. From 1982 to 1995, Dr. Carter served as Senior Vice President of Worldwide Clinical Research and Development for Bristol-Myers Squibb Co. Dr. Carter is a member of the Board of Directors of Cytogen Corporation. Dr. Carter received his M.D. from the New York Medical College.

     ROBERT E. CURRY, PH.D. has served as a member of our Board of Directors since 1999. Since 1991, he has served as a General Partner and Vice President of The Sprout Group, a venture capital affiliate of Donaldson, Lufkin & Jenrette. From 1984 to 1991, Dr. Curry served in various capacities with Merrill Lynch R&D Management Inc. and Merrill Lynch Venture Capital Inc., including serving as President of both organizations from 1990 to 1991. From 1980 to 1984, Dr. Curry was a Vice President of Becton Dickinson & Co. and from 1976 to 1980 he was General Manager of Bio-Rad Laboratories, Inc.'s Diagnostics Systems Division. From 1974 to 1976, he was a professor in the chemistry department at the University of Delaware and was a consultant for Du Pont Instrument Products. Dr. Curry is a member of the Board of Directors of numerous organizations, including Adeza Biomedical Corp., Tripath Imaging, Inc., Instrumentation Metrics, Inc., Mycotech, Pathology

Partners, Prometheus, Inc. and UroSurge, Inc. Dr. Curry received an M.S. and Ph.D. in Chemistry from Purdue University.

     MARK G. EDWARDS has served as a member of our Board of Directors since 1999. He is Managing Director of Recombinant Capital, Inc., a pharmaceutical and biotechnology consulting firm he founded in 1988. Since 1999, he has also served as a General Partner of International Biomedicine Management Partners A.G., a venture capital fund based in Switzerland. Mr. Edwards received his B.A. and M.B.A. from Stanford University.

     JOHN FREUND, M.D. has served as one of our directors since 1996. Dr. Freund is Managing Director of Skyline Ventures, which he founded in October 1997. Through its affiliates, Skyline manages several venture capital limited partnerships which specialize in early stage health care investments. He was a Managing Director in the Alternative Assets Group of Chancellor Capital Management, Inc. (later Chancellor LGT Asset Management, Inc.) from August 1995 to September 1997. From July 1988 through December 1994, Dr. Freund was employed at Acuson Corporation, where he was Vice President, Corporate Development and later Executive Vice President. Previously, he was a partner in Morgan Stanley Venture Partners, a venture capital firm, and also co-founded the healthcare group in the corporate finance department of Morgan Stanley & Co. Incorporated. Dr. Freund currently serves as a director of LJL Biosystems, Inc. and several private companies. Dr. Freund received an M.D. from the Harvard Medical School and an M.B.A. from Harvard Business School.

     HINGGE HSU, M.D. has served as one of our directors since 1999. He has been a partner with Schroder Venture Life Sciences Advisors, Inc. since 1998. Dr. Hsu was Principal at Robertson, Stephens & Company from 1996 to 1998. Prior to his position at Robertson, Stephens & Company, he held various positions in strategic planning and business development with Chiron Corp. and Gensia, Inc., and was affiliated with Lehman Brothers and Montgomery Securities. He obtained his M.D. from the Yale University School of Medicine and his M.B.A from Harvard Business School.

     MARVIN E. JAFFE, M.D. has served as a member of our Board of Directors and as a drug development consultant to us since 1994. Since 1994, Dr. Jaffe has been a self-employed research and development consultant for the pharmaceutical industry. From 1988 to 1994, Dr. Jaffe was President of the R.W. Johnson Pharmaceutical Research Institute, a unit of Johnson & Johnson. From 1970 to 1988, Dr. Jaffe was with Merck Sharp & Dohme Research Laboratories, most recently as Senior Vice President, Medical Affairs. He is a director of several biopharmaceutical companies including Matrix Pharmaceutical, Inc., Titan Pharmaceutical, Inc., Immunomedics, Inc., Vanguard Medica Group, plc., and Celltech Chiroscience, plc. Dr. Jaffe received his M.D. from Jefferson Medical College.

BOARD COMPOSITION

     Our Board of Directors currently has eight members. Under our Amended and Restated Certificate of Incorporation and Bylaws, which will become effective upon the closing of this offering, the number of authorized directors will be determined by resolution of the Board of Directors. After completion of this offering, our directors will be elected by the stockholders at each annual meeting of stockholders to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. Executive officers are chosen by, and serve at the discretion of, the Board of Directors.

BOARD COMMITTEES

     We have established an audit committee and a compensation committee.

Audit Committee

     The audit committee reports to the Board of Directors with regard to the selection of our independent auditors, the scope of our annual audits, fees to be paid to the auditors, the performance of our independent auditors, compliance with our accounting and financial policies, and management's procedures and policies relative to the adequacy of our internal accounting controls. The members of the audit committee are Dr. Carter, Dr. Jaffe and Mr. Edwards.

Compensation Committee

     The compensation committee reviews and makes recommendations to the Board of Directors regarding our executive compensation policies and programs and all forms of compensation to be provided to our senior management. The compensation committee also administers our stock option plan. The members of the compensation committee are Dr. Hsu and Dr. Freund.

DIRECTOR COMPENSATION

     We do not provide cash compensation to members of our Board of Directors for serving on our Board of Directors and for attendance at committee meetings. Members of our Board of Directors are reimbursed for some expenses in connection with attendance at board and committee meetings.

     In January 2000, our Board of Directors adopted a stock option grant program for our nonemployee directors under our 1995 stock option plan. Upon adoption of our 2000 Stock Incentive Compensation Plan, this program will be assumed under the 2000 plan and will be administered thereunder. Under this program, each nonemployee director will automatically receive a nonqualified stock option to purchase 10,000 shares of common stock upon initial election or appointment to the Board of Directors following this offering. One-third of this option will vest on each of the first, second and third anniversaries of the grant date. Thereafter, beginning with the annual meeting of stockholders in 2001, each nonemployee director who continues to serve on the Board of Directors will receive an additional option to purchase 10,000 shares of common stock upon reelection or reappointment to the Board of Directors, which will fully vest on the first anniversary of the date of grant, assuming continued service as a director during the year after the grant date. The exercise price for all options granted under the program will be the fair market value of the common stock on the grant date.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of the Board of Directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors or compensation committee.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our Amended and Restated Certificate of Incorporation, which will be effective upon the closing of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors except liability for breach of their duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful payments of dividends or unlawful stock repurchases or redemptions, or any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our Bylaws provide that we shall indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws permit such indemnification.

     Prior to the closing of this offering, we will have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, services as a director, officer, employee, agent or fiduciary of us, any subsidiary of us or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid to or earned during the year ending December 31, 1999 by our Chief Executive Officer and two other most highly compensated executive officers whose total salary and bonus exceeded $100,000 for services rendered to us in all capacities during 1999. The executive officers listed in the table below are referred to as the Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM COMPENSATION
                                                                           ------------------------------
                                                  ANNUAL COMPENSATION      SECURITIES        ALL OTHER
                                                -----------------------    UNDERLYING      COMPENSATION
NAME AND PRINCIPAL POSITION                     SALARY ($)    BONUS ($)    OPTIONS (#)        ($)(2)
---------------------------                     ----------    ---------    -----------    ---------------
Stephen J. Hoffman, Ph.D., M.D. ..............   225,000       37,500             --            8,400
  President and Chief Executive Officer
Michael J. Gerber, M.D. ......................   238,000       35,000        308,003            7,200
  Senior Vice President, Clinical Development
  and Regulatory Affairs
Philip Petersen(1)............................   163,800       26,000         27,900            5,600
  Vice President, Commercial Development

---------------

(1) Mr. Petersen resigned as our Vice President, Commercial Development effective as of December 31, 1999.

(2) Includes for each Named Executive Officer a 401(k) Plan matching contribution by us of $2,000 and short-term disability insurance premiums paid by us on behalf of the Named Executive Officers as follows: Dr.
    Hoffman: $6,400; Dr. Gerber: $5,200; and Mr. Petersen: $3,600.

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1999

     The following table sets forth information concerning the individual grants of stock options to each of the Named Executive Officers during the fiscal year ended December 31, 1999. All options were granted under our stock option plan.


                                         INDIVIDUAL GRANT                                    POTENTIAL REALIZABLE
                                    ---------------------------                                VALUE AT ASSUMED
                                                   PERCENT OF                                       ANNUAL
                                     NUMBER OF    TOTAL OPTIONS                              RATES OF STOCK PRICE
                                    SECURITIES     GRANTED TO                                  APPRECIATION FOR
                                    UNDERLYING      EMPLOYEES      EXERCISE                     OPTION TERM(2)
                                      OPTIONS       IN FISCAL        PRICE      EXPIRATION   --------------------
NAME                                GRANTED (#)    YEAR(%)(1)       ($/SH)         DATE       5%($)      10%($)
----                                -----------   -------------   -----------   ----------   --------   ---------
Stephen J. Hoffman, Ph.D.,
  M.D. ...........................         --           --              --            --          --          --
Michael J. Gerber, M.D. ..........     62,000         10.6             .56        3/4/09      21,700      55,180
                                       31,000          5.3             .56       5/12/09      10,850      27,590
                                      153,003         26.2             .56        7/1/09      53,551     136,173
                                       62,000         10.6             .56        8/3/09      21,700      55,180
Philip Petersen(3)................     27,900          4.8             .56        8/3/09       9,765      24,831


---------------

(1) In 1999, we granted options to employees to purchase an aggregate of 584,833 shares of common stock.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock. The actual gains, if any, on the stock option exercises will depend on the future performance of the common stock, the optionee's continued employment through applicable vesting periods and the date on which the options are exercised and the underlying shares are sold.

(3) In connection with Mr. Petersen's resignation, 25,962 of these options expired unvested as of December 31, 1999. The remaining 1,938 options were exercised by Mr. Petersen on January 11, 2000.

                       AGGREGATE OPTION EXERCISES IN 1999
                        AND 1999 YEAR-END OPTION VALUES

     The following table provides certain summary information concerning stock options held as of December 31, 1999, by each of the Named Executive Officers. None of the Named Executive Officers exercised stock options in 1999.


                                                           NUMBER OF
                                                     SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS
                                                     DECEMBER 31, 1999(#)       AT DECEMBER 31, 1999($)(1)
                                                  ---------------------------   ---------------------------
NAME                                              EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                              -----------   -------------   -----------   -------------
Stephen J. Hoffman, Ph.D., M.D. ................    248,000             --      $4,334,000     $       --
Michael J. Gerber, M.D. ........................    308,023             --       5,370,181             --
Philip Petersen.................................     63,550             --       1,117,963             --


---------------

(1) There was no public trading market for our common stock as of December 31, 1999. Accordingly, the value of unexercised in-the-money options as of that date was calculated on the basis of an assumed initial public offering price of $18.00 per share, less the aggregate exercise price of the options.

EMPLOYEE BENEFIT PLANS

2000 Stock Incentive Compensation Plan

     Prior to consummation of this offering, we intend to adopt a 2000 stock incentive compensation plan. The purpose of the 2000 plan will be to enhance long-term stockholder value by offering opportunities to our officers, directors, employees, consultants, agents, advisors and independent contractors to participate in our growth and success, and to encourage them to remain in the service of our company and to own our stock. Our 2000 plan will provide for awards of stock options and stock. Our Board intends to reserve a total of 100 shares of common stock, plus:

     - any shares reserved but not granted under our 1995 option plan or returned to the 1995 option plan upon termination of options; and

     - an automatic annual increase, to be added on the first day of our fiscal year beginning in 2001, equal to the least of (1) 440,000 shares, (2) 2% of the average common shares outstanding as used to calculate fully diluted earnings per share as reported in our Annual Report for the preceding year, and (3) a lesser amount determined by the Board. Any shares from increases in previous years that are not actually issued shall be added to the aggregate number of shares available for issuance under the 2000 plan.

     Stock Options. The 2000 plan will provide for the granting to employees, including officers and directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for the granting to employees and consultants, agents, advisors and independent contractors, including nonemployee directors, of nonqualified stock options. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (determined for each share as of the date the option to purchase the shares was granted) in excess of $100,000, any such excess options shall be treated as nonqualified stock options. Unless terminated earlier, our 2000 plan will terminate in March, 2010.

     The 2000 plan will be administered by the Board or a committee or committees of the Board. The plan administrator will determine the terms of options granted under the 2000 plan, including the number of shares subject to an option and its exercise price (which, for incentive stock options, must be at least equal to the fair market value of the common stock on the date of grant), term and exercisability.

     The plan administrator will determine the term of options, which may not exceed ten years (five years in the case of an incentive stock option granted to a 10% shareholder). Optionees will not be able to transfer options other than by will or the laws of descent or distribution, with the provision that the plan administrator will be able to grant nonqualified stock options with the limited transferability rights in certain circumstances. The plan administrator will determine when options vest and become exercisable. We expect that options granted under the 2000 plan generally will vest at the rate of 1/4(th) of the total number of shares subject to the options 12 months after the date of grant, and 1/48(th) of the total number of shares subject to the options each month thereafter.

     Stock Awards. The plan administrator will be authorized under the 2000 plan to issue shares of common stock to eligible participants with terms, conditions and restrictions established by the plan administrator in its sole discretion. Restrictions may be based on continuous service with us or the achievement of performance goals. Holders of restricted stock will be stockholders of ours and will have, subject to certain restrictions, all the rights of stockholders with respect to such shares.

     Adjustments. The plan administrator will be required to make proportional adjustments to the aggregate number of shares issuable under the 2000 plan and to outstanding awards in the event of stock splits or other capital adjustments.

     Corporate Transactions. In the event of the sale of all or substantially all of our assets, or a merger or consolidation of us with or into another corporation, all options outstanding under the 2000 plan will be required to be assumed or equivalent options substituted by the successor corporation, unless such successor corporation does not agree to such assumption or substitution, in which case each outstanding option and restricted stock award will automatically accelerate and become 100% vested and exercisable immediately before the corporate transaction, and any unexercised options will terminate upon consummation of the transaction.

1995 Stock Option Plan

     The 1995 option plan was adopted by our Board and has been approved by our stockholders. As of February 29, 2000, 3,503,000 shares of common stock were reserved for issuance under this plan. Of these shares 907,688 were issued upon exercise of stock options, 1,792,607 shares were subject to outstanding options and 802,705 shares were available for future grant. Simultaneous with the effectiveness of this offering, our board of directors intends to suspend the 1995 option plan such that no further grants will be made pursuant to it. Any shares remaining for future option grants and any future cancellations of options from our 1995 option plan will become available for future grant under the 2000 plan.

     Currently, the 1995 option plan is administered by the compensation committee. The terms and conditions of the 1995 option plan and options granted under the 1995 option plan are substantially similar to those described above for the 2000 plan, except as follows:

     - generally options granted under the 1995 plan may be exercised immediately after the grant date, but to the extent the shares subject to the options are not vested as of the date of such exercise, we retain a right to repurchase any shares that remain unvested at the time of the optionee's termination of employment by paying an amount equal to the exercise price times the number of unvested shares;

     - no option may be transferred by the optionee other than by will or the laws of descent or distribution; and

     - in the event of the sale of substantially all of our assets, or a merger or consolidation of us with or into another corporation, options outstanding under the 1995 option plan may be assumed or equivalent options substituted by the successor corporation, or vesting of the options may be accelerated at the discretion of the plan administrator.

401(k) Plan

     We have established a tax qualified employee savings and retirement plan, or 401(k) Plan. Under the 401(k) Plan, employees may defer up to 15% of their pre-tax earnings, subject to the Internal Revenue Service's annual contribution limit. We match contributions equal to 50% of the employee's deferral up to a maximum of $2,000 per year. The 401(k) Plan permits additional discretionary matching contributions by us on behalf of all participants in the 401(k) Plan in such percentage amount as may be determined annually by the Board of Directors up to a maximum of 10% of each participant's compensation. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that our contributions will be deductible by us when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any number of investment options.

EMPLOYMENT AGREEMENTS

     We do not have employment agreements with any of our executive officers or employees.

                              CERTAIN TRANSACTIONS

     We have issued, in private placement transactions, shares of our preferred stock as follows: an aggregate of 5,000,000 shares of Series A preferred stock in 1994 and 1995 at a purchase price of $1.00 per share; 5,032,500 shares of Series B preferred stock in 1996 at a purchase price of $1.60 per share, and warrants to purchase an aggregate of 17,500 shares of Series B preferred stock at an exercise price of $1.60 per share; 15,255,786 shares of Series C preferred stock in 1998 and 1999 at a purchase price of $1.81 per share, and warrants to purchase an aggregate of 33,149 shares of Series C preferred stock at an exercise price of $1.81 per share.

     Each share of preferred stock is convertible, without payment of any additional consideration, into 0.62 shares of common stock, and all of the 25,288,286 shares of preferred stock shall be converted into 15,678,737 shares of common stock upon closing of this offering.

     The following table summarizes the shares of preferred stock purchased by our Named Executive Officers, directors and 5% stockholders, and entities associated with them, in private placement transactions:

                                                        SERIES A          SERIES B          SERIES C
INVESTOR(1)                                          PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK
-----------                                          ---------------   ---------------   ---------------
Directors and Executive Officers
  Stephen J. Hoffman, Ph.D., M.D. .................            --             3,125                --
  Michael J. Gerber, M.D. .........................            --             3,125                --
Entities Affiliated with Directors
  Sprout Capital(2)................................            --                --         3,812,156
  International BM Biomedicine Holdings, Inc.(3)...            --                --         2,762,430
  Schroder Ventures International Life Sciences
     Fund(4).......................................            --                --         2,529,604
5% Stockholders
  Oak Investment Partners(5).......................     1,666,668           833,333         1,343,733
  Johnson & Johnson Development Corporation........     1,666,666           833,333         1,045,787
  Marquette Venture Partners(6)....................     1,666,666           833,334           414,364
  Chancellor Capital Management(7).................            --         1,562,500           625,001

---------------

(1) See "Principal Stockholders" for more detail on shares held by these purchasers.

(2) Affiliates of Sprout Capital include DLJ Capital Corp., DLJ ESC II, L.P., Sprout Capital VIII, L.P., Sprout Venture Capital, L.P., Sprout Capital VII, L.P., Sprout CEO Fund, L.P. Robert Curry, one of our directors, is a partner of The Sprout Group, an affiliate of Sprout Capital.

(3) International Biomedicine Management Partners AG has a management contract with International BM Biomedicine Holdings, Inc. Mark Edwards, one of our directors, is a partner of International Biomedicine Management Partners AG.

(4) Affiliates of Schroder Ventures International Life Sciences Fund include Schroder Ventures International Life Sciences Fund L.P. 1, Schroder Ventures International Life Sciences Fund L.P. 2, Schroder Ventures International Life Sciences Fund Trust, and Schroder Ventures International Life Sciences Fund Co-Investment Scheme. Hingge Hsu, one of our directors, is a partner of Schroder Ventures Life Sciences Advisors, Inc., an affiliate of Schroder Ventures International Life Sciences Fund.

(5) Affiliates of Oak Investment Partners include Oak Investment Partners V, Limited Partnership and Oak V Affiliates Fund, Limited Partnership. Oak Associates V, L.L.C. is the general partner of Oak Investment of Oak Investment Partners V, Limited Partnership. Oak V Affiliates is the general partner of Oak V Affiliates Fund, Limited Partnership.

(6) Affiliates of Marquette Venture Partners include Marquette Venture Partners II, L.P. and MVP II Affiliates Fund, L.P.

(7) Affiliates of Chancellor Capital Management, now known as INVESCO Private Capital, Inc., include Citiventure Private Participations III Ltd. and KME Venture III, L.P.

     We have entered into a stockholders agreement with each of the purchasers of preferred stock shown above. This agreement provides that these and other stockholders will have registration rights with respect to their shares of common stock issuable upon conversion of their preferred stock following the offerings.

     Dr. Donald Abraham and Mr. James Farinholt, our founders, purchased 892,800 and 99,200 shares, respectively, of our common stock for nominal consideration on January 14, 1994. Also in January 1994, we entered into a license agreement with the CIT under which CIT granted to us an exclusive, worldwide license to practice, develop and use the technology and licensed patent rights to develop and market our products. In exchange for the license agreement, we paid CIT $50,000 in cash and issued 248,000 shares of our common stock. Under the license agreement with CIT, we will be required to pay a quarterly royalty based on percentages, as defined in the agreement, of either net revenues arising from sales of products produced in Virginia or net revenues from products produced outside of Virginia. In 1997, this agreement was assigned by CIT to VCUIPF. The license agreement will remain in effect until the last licensed United States patent expires, which is currently October 2016.


     In 1996, we entered into several sponsored research agreements with VCU pursuant to which we fund certain research activities in Dr. Abraham's laboratories. A portion of this funding is also used to pay part of Dr. Abraham's salary. These agreements are for one-year terms, and are renewable each year at our option for subsequent one-year terms. In 1999, we paid VCU $498,335 under these agreements. Since 1996, we have paid VCU an aggregate of $1,840,202 under all of these agreements. We intend to continue renewing these agreements with VCU for the foreseeable future.



     In March 1996, we received recourse notes from two of our officers, Dr. Hoffman, our President and Chief Executive Officer, and Dr. Gerber, our Senior Vice President for Clinical Development and Regulatory Affairs. Dr. Hoffman issued us a note in the aggregate principal amount of $64,000 upon exercise of options to acquire 396,800 shares of common stock. Dr. Gerber issued us a note in the aggregate principal amount of $26,000 upon exercise of options to acquire 161,200 shares of common stock. The notes bear interest at 8% annually with interest and principal originally due on March 8, 1998. In January 1998, these notes were extended two years. In December 1997, we received additional notes from each of Dr. Hoffman and Dr. Gerber in the principal amounts of $9,687 and $40,000, respectively, upon exercise of options to acquire 24,025 shares of common stock and 99,200 shares of common stock, respectively. These notes bear interest at 6% annually with interest and principal due December 31, 1999. The maturity dates for the 1996 and 1997 Notes were extended by two years and, in connection therewith, the Company recorded $815,000 of stock compensation expense based on the difference between the fair market value of the underlying common stock and option exercise prices.


     We believe that the foregoing transactions were in our best interests. As a matter of policy, these transactions were, and all future transactions between us and any of our officers, directors or principal stockholders will be, approved by a majority of the independent and disinterested members of the Board of Directors (or committee thereof), will be on terms no less favorable to us than could be obtained from unaffiliated third parties and will be in connection with bona fide business purposes of ours.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 29, 2000, and as adjusted to reflect the sale of common stock offered hereby for:

     - each person who is known by us to beneficially own more than 5% of our common stock;

     - our Chief Executive Officer and each of our Named Executive Officers;

     - each of our directors; and

     - all of our directors and Named Executive Officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons and entities named in the table below have sole voting and sole investment power with respect to the shares set forth opposite such person's or entity's name.

     The percentage of beneficial ownership before the offering is based on 17,826,425 shares, consisting of 2,147,688 shares of common stock outstanding as of February 29, 2000, and 15,678,737 shares issuable upon the conversion of the preferred stock. The percentage of beneficial ownership after the offering is based on 22,826,425 shares, including the 5,000,000 shares to be sold in this offering. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of February 29, 2000 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. The post-offering ownership percentages in the table below do not take into account any exercise of the underwriters' over-allotment option. Unless otherwise indicated, the address for each of the individuals listed in the table is c/o Allos Therapeutics, Inc., 7000 North Broadway, Suite 400, Denver, CO 80221.

                                                                              PERCENT BENEFICIALLY
                                                                                      OWNED
                                                                SHARES       -----------------------
                                                             BENEFICIALLY    BEFORE THE    AFTER THE
BENEFICIAL OWNER                                                OWNED         OFFERING     OFFERING
----------------                                             ------------    ----------    ---------
Entities affiliated with Oak Investment Partners(1)........    2,383,115        13.4%         10.4%
  One Gorham Island
  Westport, CT 06880
Entities affiliated with Sprout Capital(2).................    2,363,536        13.3%         10.4%
  3000 Sand Hill Road
  Building 3, Suite 170
  Menlo Park, CA 94025
Robert E. Curry, Ph.D.(3)..................................    2,363,536        13.3%         10.4%
Johnson & Johnson Development Corporation..................    2,198,387        12.3%          9.6%
  One Johnson & Johnson Plaza
  New Brunswick, NJ 08933
Entities affiliated with Marquette Venture Partners(4).....    1,806,906        10.1%          7.9%
  520 Lake Cook Road, Suite 450
  Deerfield, IL 60015
International BM Biomedicine Holdings, Inc.(5) ............    1,712,707         9.6%          7.5%
  Aeschenplatz 7, P.O. Box 1336
  Basel, CH-4010 Switzerland
Mark G. Edwards(5).........................................           --          --            --
Entities affiliated with Schroder Ventures International
  Life Sciences Fund(6)....................................    1,568,354         8.8%          6.9%
  22 Church Street
  Hamilton HM 11 Bermuda
Hingge Hsu, M.D.(7)........................................    1,568,354         8.8%          6.9%

                                                                              PERCENT BENEFICIALLY
                                                                                      OWNED
                                                                SHARES       -----------------------
                                                             BENEFICIALLY    BEFORE THE    AFTER THE
BENEFICIAL OWNER                                                OWNED         OFFERING     OFFERING
----------------                                             ------------    ----------    ---------
Entities affiliated with INVESCO Private Capital,
  Inc.(8)..................................................    1,356,250         7.6%          5.9%
  1166 Avenue of the Americas, 27th Floor
  New York, NY 10036
Donald H. Abraham, Ph.D.(9)................................      936,200         5.3%          4.1%
Stephen J. Hoffman, Ph.D., M.D.(10)........................    1,021,041         5.5%          4.4%
Michael J. Gerber, M.D.(11)................................      645,903         3.5%          2.8%
Philip Petersen............................................       63,550           *             *
Marvin E. Jaffe, M.D.(12)..................................       55,800           *             *
Stephen K. Carter, M.D.(13)................................       34,100           *             *
John Freund, M.D.(14)......................................       43,400           *             *
All directors and Named Executive Officers as a group (10
  persons)(15).............................................    6,731,884        35.7%         28.2%


---------------

  *  Less than one percent (1%) outstanding shares.

 (1) Includes 2,330,688 shares held by Oak Investment Partners V, L.P. and 52,427 shares held by Oak V Affiliates Fund, L.P. Oak Associates V, L.L.C. is the general partner of Oak Investment Partners V, L.P. and may be deemed to indirectly beneficially own the shares reported as directly beneficially owned by Oak Investment Partners V, L.P. Oak V Affiliates is the general partner of Oak V Affiliates Fund, L.P. and may be deemed to indirectly beneficially own the shares reported as directly beneficially owned by Oak V Affiliates Fund, L.P.

 (2) Includes 31,503 shares held by DLJ Capital Corp., 182,637 shares held DLJ ESC II, L.P., 1,174,610 shares held by Sprout Capital VIII, L.P., 70,477 shares held by Sprout Venture Capital, L.P., 892,145 shares held by Sprout Capital VII, L.P., and 12,164 shares held by Sprout CEO Fund, L.P. DLJ Capital Corp. is the managing general partner of Sprout Capital VIII, L.P., Sprout Capital VII, L.P., and Sprout Venture Capital, L.P., as well as the general partner of Sprout CEO Fund, L.P. DLJ LBO Plans Management Corporation is the general partner of DLJ ESC II, L.P.

 (3) Includes 31,503 shares held by DLJ Capital Corp., 182,637 shares held DLJ ESC II, L.P., 1,174,610 shares held by Sprout Capital VIII, L.P., 70,477 shares held by Sprout Venture Capital, L.P., 892,145 shares held by Sprout Capital VII, L.P., and 12,164 shares held by Sprout CEO Fund, L.P. DLJ Capital Corp. is the managing general partner of Sprout Capital VIII, L.P., Sprout Capital VII, L.P., and Sprout Venture Capital, L.P., as well as the general partner of Sprout CEO Fund, L.P. DLJ LBO Plans Management Corporation is the general partner of DLJ ESC II, L.P. Robert Curry is an officer of DLJ Capital Corp. and has voting and dispositive power over the shares owned by the entities referenced in this note, other than DLJ ESC II, L.P. Robert Curry disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest.

 (4) Includes 1,756,714 shares held by Marquette Venture Partners II, L.P. and 50,192 shares held by MVP II Affiliates Fund, L.P. The sole general partner of Marquette Venture Partners II, L.P. and MVP II Affiliates Fund, L.P. is Marquette General II, L.P. Marquette General II, L.P. may be deemed to be the indirect beneficial owners of the shares reported as directly beneficially owned by Marquette Venture Partners II, L.P. and MVP II Affiliates Fund, L.P.

 (5) International Biomedicine Management Partners AG has a management contract with International BM Biomedicine Holdings, Inc. pursuant to which it renders non-binding advisory services. Mark Edwards is a partner of International Biomedicine Management Partners AG. Mr. Edwards disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest.

 (6) Includes 991,291 shares held by Schroder Ventures International Life Sciences Fund L.P. 1, 220,287 shares held by Schroder Ventures International Life Sciences Fund L.P. 2, 348,935 shares held by Schroder Ventures International Life Sciences Fund Trust, and 7,841 shares held by Schroder Ventures International Life Sciences Fund Co-Investment Scheme. Hingge Hsu is a partner of Schroder Ventures International Life Sciences Advisors, Inc., an affiliate of Schroder Ventures International Life Sciences Fund.

 (7) Includes 991,291 shares held by Schroder Ventures International Life Sciences Fund L.P. 1, 220,287 shares held by Schroder Ventures International Life Sciences Fund L.P. 2, 348,935 shares held by Schroder Ventures International Life Sciences Fund Trust, and 7,841 shares held by Schroder Ventures International Life Sciences Fund Co-Investment Scheme. Hingge Hsu is a partner of Schroder Venture Life Sciences Advisors, Inc., an affiliate of Schroder Ventures International Life Sciences Fund. Dr. Hsu disclaims beneficial ownership of these shares.

 (8) Includes 1,288,460 shares held by Citiventure Private Participations III Limited and 67,790 held by KME Venture III, L.P. INVESCO Private Capital, Inc. is the investment manager for Citiventure Private Participations III Limited and KME Venture III, L.P. INVESCO Private Capital, Inc. has voting and dispositive power for these shares. INVESCO Private Capital, Inc. disclaims beneficial ownership of these shares.

 (9) Includes 186,000 shares held by Nancy W. Abraham, Trustee U/A 12-14-94. Ms. Abraham is the spouse of Donald Abraham. Dr. Abraham is not a trustee and disclaims beneficial ownership of the shares.

(10) Includes 576,971 shares of common stock issuable upon exercise of options.

(11) Includes 385,503 shares of common stock issuable upon exercise of options.

(12) Includes 18,600 shares of common stock issuable upon exercise of options.

(13) Includes 34,100 shares of common stock issuable upon exercise of options.

(14) Includes 18,600 shares of common stock issuable upon exercise of options.

(15) Includes shares described in the notes above, as applicable to our directors and current executive officers.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our Amended and Restated Certificate of Incorporation, which will become effective upon the closing of this offering, authorizes the issuance of up to 75,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by our Board of Directors. As of February 29, 2000, 2,147,688 shares of common stock were issued and outstanding and 25,288,286 shares of preferred stock convertible into 15,678,737 shares of common stock upon the completion of this offering were issued and outstanding. As of February 29, 2000, we had 23 common stockholders of record.

     Immediately after the closing of this offering, we will have 22,826,425 shares of common stock outstanding, assuming no exercise of options to acquire 1,792,607 additional shares of common stock or warrants to purchase 23,024 additional shares of preferred stock convertible into 14,275 shares of common stock that are outstanding as of the date of this prospectus.

     The description set forth below gives effect to the filing of the Amended and Restated Certificate of Incorporation and the adoption of the Amended and Restated Bylaws. The following summary is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock issued after the sale of the common stock offered hereby may be entitled, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of us, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

PREFERRED STOCK

     Upon the closing of this offering, our Board of Directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock, in one or more series, each of such series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as shall be determined by the Board of Directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of us. We have no present plans to issue any shares of preferred stock.

WARRANTS

     We have issued and outstanding warrants to purchase an aggregate of 23,024 shares of our preferred stock convertible into 14,275 shares of common stock, excluding warrants which will expire without exercise prior to consummation of this offering. In April 1996, we issued to Comdisco, Inc. a warrant to purchase 17,500 shares of Series B preferred stock at an exercise price of $1.60 per share, which is exercisable until the later of April 15, 2006, or five years from the effective date of an initial public offering. In May 1998, we issued to Comdisco, Inc. a warrant to purchase 5,524 shares of Series C preferred stock at an exercise price of $1.81 per share, which is exercisable until the later of May 5, 2008, or five years from the effective date of an initial public offering.

REGISTRATION RIGHTS

Demand Registration

     According to the terms of a stockholders rights agreement dated as of October 4, 1999, beginning 180 days after the closing of this offering, the holders of 15,678,737 shares of common stock will have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be resold to the public. To demand such registration, holders who together hold an aggregate of at least 40% of the shares having such registration rights must request that the registration statement register shares for an aggregate offering price of at least $5,000,000, net of underwriting discounts and commissions. We are not required to effect more than two demand registrations. We may defer the filing of a demand registration for a period of up to 120 days once in any twelve-month period.

Piggyback Registration

     In addition, if we register in an underwritten offering any securities for public sale, other than a registration relating solely to employee benefit plans, a registration relating solely to a Rule 145 transaction, or any registration on any registration form that does not permit secondary sales, holders of demand registration rights will have the right to include their shares in the registration statement.

Form S-3 Registration

     At any time after we become eligible to file a registration statement on Form S-3 or any comparable or successor form, holders of shares of common stock having demand and piggyback registration rights may require us to file up to four Form S-3 registrations. We only have to file one Form S-3 registration statement in any six-month period, and the aggregate offering proceeds, net of underwriting discounts and commissions, must be at least $1,000,000. We may defer one request in any twelve-month period for a period of up to 120 days.

     The registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear the expenses of all registrations, except underwriting discounts and commissions. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders requesting such registration. The stockholders rights agreement also contains our commitment to indemnify the holders of registration rights for losses attributable to statements or omissions by us incurred in connection with registrations under the agreement. The registration rights terminate five years from the closing of this offering.

EFFECT OF CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS, AND THE DELAWARE ANTI-TAKEOVER LAW

     Certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws, which will become effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Our Bylaws eliminate the right of stockholders to call special meetings of stockholders or to act by written consent without a meeting and require advance notice for stockholder proposals and director nominations, which may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us. The amendment of any of these provisions would require approval by holders of at least 66 2/3% of the outstanding common stock. In addition, we are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder, unless:

     - prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock is ChaseMellon Shareholder Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. As described below, 5,008,177 shares currently outstanding will be available for sale immediately after this offering.

SALES OF RESTRICTED SECURITIES

     Upon completion of this offering, we will have outstanding 22,826,425 shares of common stock, based upon shares outstanding as of February 29, 2000, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants that do not expire prior to completion of this offering. Of these shares, the shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. The remaining 17,826,425 shares of common stock held by existing stockholders are "restricted shares" as defined in Rule 144. Substantially all of these restricted shares are subject to lock-up agreements providing that the stockholder will not offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock owned as of the date of this prospectus or acquired directly from us by the stockholder or with respect to which they have or may acquire the power of disposition for a period of 180 days after the date of this prospectus without the prior written consent of SG Cowen Securities Corporation. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares will be resellable until 181 days after the date of this prospectus. SG Cowen Securities Corporation may, in its sole discretion, and at any time without notice, release all or any portion of the restricted shares subject to lock-up agreements.

     Beginning 181 days after the date of this prospectus, approximately 17,818,248 restricted shares will be eligible for sale in the public market. All of these shares are subject to volume limitations under Rule 144, except 3,028,572 shares eligible for sale under Rule 144(k) and 907,688 shares eligible for sale under Rule 701, subject in some cases to repurchase rights of us.

     In addition, as of February 29, 2000, there were outstanding warrants to purchase 23,024 shares of preferred stock convertible into 14,275 shares of common stock, excluding warrants which will expire without exercise prior to consummation of this offering.

Rule 144

     In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1.0% of the number of shares of common stock then outstanding, which will equal approximately 228,264 shares immediately after this offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

     Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144. Any employee, officer or director of or consultant to us who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their Rule 701 shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their Rule 701 shares. However, certain Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or the receipt of the written consent of SG Cowen Securities Corporation more than 90 days after the date of this prospectus.

     After this offering, we intend to file a registration statement on Form S-8 registering shares of common stock subject to outstanding options or reserved for future issuance under our stock option plan. As of February 29, 2000, options to purchase a total of 1,792,607 shares were outstanding and 802,705 shares were reserved for future issuance under our stock plans. Any shares of common stock issued upon exercise of outstanding vested options or issued pursuant to our employee stock purchase plan, other than common stock issued to our affiliates or subject to lock-up agreements, will be available for immediate resale in the open market following the effectiveness of such registration statement.

LOCK-UP AGREEMENTS

     We, all of our executive officers and directors, all principal stockholders and other existing stockholders who, upon the closing of this offering, will beneficially own an aggregate of 17,818,248 outstanding shares of common stock, together with holders of options to purchase 1,065,270 shares of common stock, have agreed that for a period of 180 days following the date of this prospectus, without the prior written consent of SG Cowen Securities Corporation, they will not:

     - directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, other than by operation of law, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (including, without limitation, common stock which may be deemed to be beneficially owned in accordance with the rules and regulations promulgated under the Securities Act); or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     In addition, holders of options to purchase 727,337 shares of common stock will be required, pursuant to the terms of their stock option agreements, to become subject to the foregoing provisions upon exercise of their options at any time after the date of this prospectus until the end of the 180-day period following the effective date of this prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement dated
            , 2000, the underwriters named below, through their representatives SG Cowen Securities Corporation, Prudential Securities Incorporated and U.S. Bancorp Piper Jaffray Inc., have severally agreed to purchase from us the number of shares of common stock set forth opposite their names at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                               NUMBER OF
UNDERWRITERS                                                     SHARES
------------                                                   ----------
SG Cowen Securities Corporation.............................
Prudential Securities Incorporated..........................
U.S. Bancorp Piper Jaffray Inc..............................
                                                               ----------
          Total.............................................    5,000,000
                                                               ==========

     The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common stock offered by us if any shares are purchased, other than those covered by the over-allotment option described below.

     At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to our employees, friends and family members of our employees and employees of companies with which we do business. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the shares sold hereby.

     The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to securities dealers at that price less
a concession not in excess of $     per share. Securities dealers may reallow a
concession not in excess of $     per share to other dealers. After the shares
of the common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

     We have granted to the underwriters an option to purchase up to an aggregate of 750,000 additional shares of common stock at the public offering price set forth on the cover of this prospectus to cover over-allotments, if any. The option is exercisable for a period of 30 days. If the underwriters exercise the over-allotment option, the underwriters have severally agreed to purchase shares in approximately the same proportion as shown in the tables above.

     The following table shows the per share and total public offering price, the underwriting discount to be paid by us to the underwriters and the proceeds from the sale of shares to the underwriters before our expenses. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                   WITHOUT      WITH
                                                       PER SHARE    OPTION     OPTION
                                                       ---------   --------   --------
Public offering price...............................
Underwriting discount...............................
Proceeds, before expenses, to Allos.................

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

     We, our directors and executive officers, all principal stockholders and other existing stockholders who hold an aggregate of 17,818,248 shares, together with holders of options to purchase 1,065,270 shares of common stock, have agreed that for a period of 180 days following the date of this prospectus, without the prior written consent of SG Cowen Securities Corporation, not to directly or indirectly, offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, other than by operation of law, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, including, without limitation, common stock which may be deemed to be beneficially owned in accordance with rules and regulations promulgated under the Securities Act. In addition, holders of options to purchase 727,337 shares of common stock will be required, pursuant to the terms of their stock option agreements, to become subject to the foregoing provisions upon exercise of their options at any time after the date of this prospectus until the end of the 180-day period following the effective date of this prospectus.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The underwriters have advised us that they do not intend to confirm sales in excess of 5% of the common stock offered hereby to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price range will be determined by negotiations between us and the underwriters. Among the factors considered in these negotiations will be prevailing market conditions, the market capitalizations and the stages of development of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, our results of operation in recent periods, the present state of our development and other factors deemed relevant.

     One of the underwriters, Prudential Securities, also markets securities online through its PrudentialSecurities.com division. Clients of Prudential Advisor(SM), a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors. Other than the prospectus in electronic format, the information on this Web site is not part of this prospectus or the registration statement of which this prospectus forms a part and has not been approved and/or endorsed by us or any underwriter in such capacity and should not be relied on by prospective investors.

     We estimate that our out-of-pocket expenses for this offering, not including the underwriting discount, will be approximately $1,000,000.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP, Denver, Colorado. Certain legal matters in connection with this offering will be passed upon for the underwriters by Brown & Wood LLP, New York, New York.

                                    EXPERTS

     The financial statements of Allos Therapeutics, Inc. as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, and the cumulative period from September 1, 1992 (date of inception) through December 31, 1999, included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered buy this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document.

     You may read and copy all or any portion of the registration statement and the exhibits at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. Also, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the SEC. These periodic reports, proxy and information statements and other information will be available for inspection and copying at the public reference facilities, regional offices and SEC's Web site referred to above.

                            ALLOS THERAPEUTICS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of Independent Accountants...........................   F-2
Balance Sheet as of December 31, 1998 and 1999..............   F-3
Statement of Operations.....................................   F-4
Statement of Changes in Stockholders' Equity (Deficit)......   F-5
Statement of Cash Flows.....................................   F-6
Notes to Financial Statements...............................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Allos Therapeutics, Inc.

     The stock split described in the last paragraph of Note 9 to the financial statements has not been consummated at February 29, 2000. When it has been consummated, we will be in a position to furnish the following report:

     "In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Allos Therapeutics, Inc. (a company in the development stage) at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, and the cumulative period from September 1, 1992 (date of inception) through December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

PricewaterhouseCoopers LLP
Denver, Colorado

January 26, 2000

                            ALLOS THERAPEUTICS, INC.

                                 BALANCE SHEET

                                     ASSETS


                                                                                              PRO FORMA
                                                                                            STOCKHOLDERS'
                                                                     DECEMBER 31,             EQUITY AT
                                                              ---------------------------   DECEMBER 31,
                                                                  1998           1999           1999
                                                              ------------   ------------   -------------
                                                                                             (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $  1,656,546   $  2,597,884
  Short-term investments....................................     7,924,988      6,877,303
  Prepaid expenses -- research..............................       462,483        223,117
  Prepaid expenses -- other.................................        58,801         45,311
  Other assets..............................................         5,018        185,898
                                                              ------------   ------------
         Total current assets...............................    10,107,836      9,929,513
                                                              ------------   ------------
Property and equipment (net of accumulated depreciation of
  $175,814 and $322,227, respectively)......................       336,767        230,360
Other assets................................................        35,459         45,641
                                                              ------------   ------------
         Total assets.......................................  $ 10,480,062   $ 10,205,514
                                                              ============   ============

                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable -- related parties.......................  $    117,016   $      8,087
  Accounts payable -- trade.................................       110,646         65,123
  Accrued expenses -- research..............................     1,505,610        768,592
  Accrued compensation and employee benefits................       110,715        224,379
  Current portion of capital lease obligations..............       117,946         79,042
                                                              ------------   ------------
         Total current liabilities..........................     1,961,933      1,145,223
Long-term portion of capital lease obligations..............       146,717         69,320
                                                              ------------   ------------
         Total liabilities..................................     2,108,650      1,214,543
Commitments (Notes 6 and 7)
Stockholders' equity:
  Convertible preferred stock, Series A: $0.001 par value,
    5,000,000 shares authorized, issued and outstanding at
    December 31, 1998 and 1999 (liquidation value:
    $6,368,107 and $6,718,107 at December 31, 1998 and 1999,
    respectively)...........................................         5,000          5,000             --
  Convertible preferred stock, Series B: $0.001 par value,
    5,050,000 shares authorized; 5,032,500 shares issued and
    outstanding at December 31, 1998 and 1999 (liquidation
    value: $9,627,621 and $10,191,261 at December 31, 1998
    and 1999, respectively).................................         5,033          5,033             --
  Convertible preferred stock, Series C: $0.001 par value,
    16,610,000 shares authorized; 9,944,750 and 15,255,786
    shares issued and outstanding at December 31, 1998 and
    1999 (liquidation value: $19,124,792 and $30,161,846 at
    December 31, 1998 and 1999, respectively)...............         9,945         15,256             --
  Common stock: $0.001 par value, 31,000,000 shares
    authorized, actual; 75,000,000 authorized, pro forma;
    2,011,959 and 2,022,138 shares issued and outstanding at
    December 31, 1998 and 1999, respectively, actual;
    17,700,875 shares issued and outstanding, pro forma
    (unaudited).............................................         2,012          2,022         17,701
Additional paid-in capital preferred stock..................    30,730,988     49,873,495             --
Additional paid-in capital common stock.....................       205,551      7,020,291     56,903,396
Notes receivable -- related parties.........................      (139,687)      (139,687)      (139,687)
Accumulated deficit.........................................   (22,447,430)   (43,348,145)   (43,348,145)
Deferred compensation.......................................            --     (4,442,294)    (4,442,294)
                                                              ------------   ------------   ------------
         Total stockholders' equity.........................     8,371,412      8,990,971      8,990,971
                                                              ------------   ------------   ------------
         Total liabilities and stockholders' equity.........  $ 10,480,062   $ 10,205,514
                                                              ============   ============


   The accompanying notes are an integral part of these financial statements.

                            ALLOS THERAPEUTICS, INC.

                            STATEMENT OF OPERATIONS

                                                                                          CUMULATIVE
                                                                                          PERIOD FROM
                                                                                         SEPTEMBER 1,
                                                                                             1992
                                                                                      (DATE OF INCEPTION)
                                                   YEARS ENDED DECEMBER 31,                 THROUGH
                                           ----------------------------------------      DECEMBER 31,
                                              1997          1998           1999              1999
                                           -----------   -----------   ------------   -------------------
Operating expenses:
  Research and development...............  $ 3,864,790   $ 5,941,523   $  7,836,281      $ 22,945,887
  Clinical manufacturing.................    1,563,778     1,767,707      1,381,722         5,164,833
  General and administrative.............    1,262,226     1,485,735      2,379,435         7,170,733
                                           -----------   -----------   ------------      ------------
          Total operating expenses.......    6,690,794     9,194,965     11,597,438        35,281,453
Loss from operations.....................   (6,690,794)   (9,194,965)   (11,597,438)      (35,281,453)
Interest and other income, net...........      178,203       621,042        309,698         1,546,283
                                           -----------   -----------   ------------      ------------
          Net loss.......................   (6,512,591)   (8,573,923)   (11,287,740)      (33,735,170)
Dividend related to beneficial conversion
  feature of preferred stock.............           --            --     (9,612,975)       (9,612,975)
                                           -----------   -----------   ------------      ------------
Net loss attributable to common
  stockholders...........................  $(6,512,591)  $(8,573,923)  $(20,900,715)     $(43,348,145)
                                           ===========   ===========   ============      ============
Net loss per share:
  Basic and diluted......................  $     (3.52)  $     (4.38)  $     (10.48)
                                           ===========   ===========   ============
  Weighted average shares -- basic and
     diluted.............................    1,848,209     1,959,071      1,994,764
                                           ===========   ===========   ============
Pro forma net loss per share (unaudited):
  Basic and diluted......................                              $      (1.38)
                                                                       ============
Shares used in pro forma net loss per
  share --
  basic and diluted......................                                15,183,572
                                                                       ============

   The accompanying notes are an integral part of these financial statements.

                            ALLOS THERAPEUTICS, INC.

             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                                    CONVERTIBLE                         NOTES
                                              COMMON STOCK        PREFERRED STOCK      ADDITIONAL     RECEIVABLE
                                           ------------------   --------------------     PAID-IN         FROM       ACCUMULATED
                                            SHARES     AMOUNT     SHARES     AMOUNT      CAPITAL     STOCKHOLDERS     DEFICIT
                                           ---------   ------   ----------   -------   -----------   ------------   ------------
Subscription receivable for common stock
 at $1.61 per share......................         --   $  90            --   $    --   $        --    $      --     $         --
                                           ---------   ------   ----------   -------   -----------    ---------     ------------
BALANCE AT DECEMBER 31, 1992.............         --      90            --        --            --           --               --
 Subscription receivable for common stock
   at $1.61 per share....................         --      10            --        --            --           --               --
 Issuance of common stock for
   subscription receivable...............    992,000     892            --        --          (892)          --               --
 Net loss................................         --      --            --        --            --           --          (24,784)
                                           ---------   ------   ----------   -------   -----------    ---------     ------------
BALANCE AT DECEMBER 31, 1993.............    992,000     992            --        --          (892)          --          (24,784)
 Issuance of $.001 par value common stock
   in exchange for license agreement.....    248,000     248            --        --        39,752           --               --
 Issuance of Series A convertible
   preferred stock ($.001 par value)
   together with Series A and Series B
   stock warrants at $1.00 per share.....         --      --       700,000       704       529,023           --               --
 Issuance of Series A convertible
   preferred stock upon exercise of
   Series A warrants at $1.00 per
   share.................................         --      --     1,300,000     1,300     1,298,700           --               --
 Accretion to redemption value of
   preferred stock.......................         --      --            --        --        58,839           --          (58,839)
 Net loss................................         --      --            --        --            --           --         (898,929)
                                           ---------   ------   ----------   -------   -----------    ---------     ------------
BALANCE AT DECEMBER 31, 1994.............  1,240,000   1,240     2,000,000     2,004     1,925,422           --         (982,552)
 Issuance of Series A convertible
   preferred stock at $1.00 per share....         --      --     3,000,000     3,000     2,973,454           --               --
 Accretion to redemption value of
   preferred stock.......................         --      --            --        --       229,837           --         (229,837)
 Net loss................................         --      --            --        --            --           --       (2,384,176)
                                           ---------   ------   ----------   -------   -----------    ---------     ------------
BALANCE AT DECEMBER 31, 1995.............  1,240,000   1,240     5,000,000     5,004     5,128,713           --       (3,596,565)
 Issuance of Series B convertible
   preferred stock at $1.60 per share,
   net of issuance costs.................         --      --     5,032,500     5,033     7,992,705           --               --
 Cancellation of Series B warrants
   previously issued with Series A.......         --      --            --        (4)            4           --               --
 Cancellation of Series A redemption
   rights................................         --      --            --        --      (288,676)          --          288,676
 Issuance of common stock upon exercise
   of stock options for cash of $4,024
   and notes receivable of $90,000 at
   $0.16 per share.......................    582,950     583            --        --        93,441      (90,000)              --
 Net loss................................         --      --            --        --            --           --       (4,053,027)
                                           ---------   ------   ----------   -------   -----------    ---------     ------------
BALANCE AT DECEMBER 31, 1996.............  1,822,950   1,823    10,032,500    10,033    12,926,187      (90,000)      (7,360,916)
 Issuance of common stock upon exercise
   of stock options for cash of $20,288
   and notes receivable of $49,687 at
   $0.16-$0.40 per share.................    175,770     176            --        --        69,799      (49,687)              --
 Net loss................................         --      --            --        --            --           --       (6,512,591)
                                           ---------   ------   ----------   -------   -----------    ---------     ------------
BALANCE AT DECEMBER 31, 1997.............  1,998,720   1,999    10,032,500    10,033    12,995,986     (139,687)     (13,873,507)
 Issuance of Series C convertible
   preferred stock at $1.81 per share,
   net of issuance costs.................         --      --     9,944,750     9,945    17,937,102           --               --
 Issuance of common stock upon exercise
   of stock options for cash of $3,464 at
   $0.16-$0.40 per share.................     13,239      13            --        --         3,451           --               --
 Net loss................................         --      --            --        --            --           --       (8,573,923)
                                           ---------   ------   ----------   -------   -----------    ---------     ------------
BALANCE AT DECEMBER 31, 1998.............  2,011,959   2,012    19,977,250    19,978    30,936,539     (139,687)     (22,447,430)
 Issuance of Series C convertible
   preferred stock at $1.81 per share,
   net of issuance costs.................         --      --     5,311,036     5,311     9,529,532           --               --
 Issuance of common stock upon exercise
   of stock options for cash of $3,695 at
   $0.16-$0.56 per share.................     10,179      10            --        --         3,685           --               --
 Deferred compensation related to
   options...............................         --      --            --        --     6,811,055           --               --
 Beneficial conversion feature related to
   issuance of preferred stock...........         --      --            --        --     9,612,975           --       (9,612,975)
 Net loss................................         --      --            --        --            --           --      (11,287,740)
                                           ---------   ------   ----------   -------   -----------    ---------     ------------
BALANCE AT DECEMBER 31, 1999.............  2,022,138   $2,022   25,288,286   $25,289   $56,893,786    $(139,687)    $(43,348,145)
                                           =========   ======   ==========   =======   ===========    =========     ============

                                                              TOTAL
                                                          STOCKHOLDERS'
                                             DEFERRED        EQUITY
                                           COMPENSATION     (DEFICIT)
                                           ------------   -------------
Subscription receivable for common stock
 at $1.61 per share......................  $         --   $         90
                                           ------------   ------------
BALANCE AT DECEMBER 31, 1992.............            --             90
 Subscription receivable for common stock
   at $1.61 per share....................            --             10
 Issuance of common stock for
   subscription receivable...............            --             --
 Net loss................................            --        (24,784)
                                           ------------   ------------
BALANCE AT DECEMBER 31, 1993.............            --        (24,684)
 Issuance of $.001 par value common stock
   in exchange for license agreement.....            --         40,000
 Issuance of Series A convertible
   preferred stock ($.001 par value)
   together with Series A and Series B
   stock warrants at $1.00 per share.....            --        529,727
 Issuance of Series A convertible
   preferred stock upon exercise of
   Series A warrants at $1.00 per
   share.................................            --      1,300,000
 Accretion to redemption value of
   preferred stock.......................            --             --
 Net loss................................            --       (898,929)
                                           ------------   ------------
BALANCE AT DECEMBER 31, 1994.............            --        946,114
 Issuance of Series A convertible
   preferred stock at $1.00 per share....            --      2,976,454
 Accretion to redemption value of
   preferred stock.......................            --             --
 Net loss................................            --     (2,384,176)
                                           ------------   ------------
BALANCE AT DECEMBER 31, 1995.............            --      1,538,392
 Issuance of Series B convertible
   preferred stock at $1.60 per share,
   net of issuance costs.................            --      7,997,738
 Cancellation of Series B warrants
   previously issued with Series A.......            --             --
 Cancellation of Series A redemption
   rights................................            --             --
 Issuance of common stock upon exercise
   of stock options for cash of $4,024
   and notes receivable of $90,000 at
   $0.16 per share.......................            --          4,024
 Net loss................................            --     (4,053,027)
                                           ------------   ------------
BALANCE AT DECEMBER 31, 1996.............            --      5,487,127
 Issuance of common stock upon exercise
   of stock options for cash of $20,288
   and notes receivable of $49,687 at
   $0.16-$0.40 per share.................            --         20,288
 Net loss................................            --     (6,512,591)
                                           ------------   ------------
BALANCE AT DECEMBER 31, 1997.............            --     (1,005,176)
 Issuance of Series C convertible
   preferred stock at $1.81 per share,
   net of issuance costs.................            --     17,947,047
 Issuance of common stock upon exercise
   of stock options for cash of $3,464 at
   $0.16-$0.40 per share.................            --          3,464
 Net loss................................            --     (8,573,923)
                                           ------------   ------------
BALANCE AT DECEMBER 31, 1998.............            --      8,371,412
 Issuance of Series C convertible
   preferred stock at $1.81 per share,
   net of issuance costs.................            --      9,534,843
 Issuance of common stock upon exercise
   of stock options for cash of $3,695 at
   $0.16-$0.56 per share.................            --          3,695
 Deferred compensation related to
   options...............................    (4,442,294)     2,368,761
 Beneficial conversion feature related to
   issuance of preferred stock...........            --             --
 Net loss................................            --    (11,287,740)
                                           ------------   ------------
BALANCE AT DECEMBER 31, 1999.............  $ (4,442,294)  $  8,990,971
                                           ============   ============

   The accompanying notes are an integral part of these financial statements.

                            ALLOS THERAPEUTICS, INC.

                            STATEMENT OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                                   CUMULATIVE
                                                                                                   PERIOD FROM
                                                                                                  SEPTEMBER 1,
                                                                                                  1992 (DATE OF
                                                                                                   INCEPTION)
                                                              YEARS ENDED DECEMBER 31,               THROUGH
                                                      -----------------------------------------   DECEMBER 31,
                                                         1997           1998           1999           1999
                                                      -----------   ------------   ------------   -------------
Cash Flows From Operating Activities
  Net loss..........................................  $(6,512,591)  $ (8,573,923)  $(11,287,740)  $(33,735,170)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
    Depreciation and amortization...................       65,423        101,118        146,413        352,022
    Stock-based compensation expense................           --             --      2,368,761      2,368,761
    Other...........................................           --         (2,823)            --         52,406
    Changes in operating assets and liabilities:
      Decrease (increase) in prepaids and other
         assets.....................................       (1,639)      (407,177)        61,794       (499,967)
      (Increase) decrease in interest receivable on
         short-term investments.....................           --        (80,682)       (13,810)       (94,492)
      Increase (decrease) in accounts
         payable -- research........................      713,793        303,390       (737,018)       768,592
      Increase (decrease) in accounts
         payable -- related parties.................      123,429        (51,865)      (108,929)         8,087
      Increase (decrease) in accounts
         payable -- trade...........................         (716)       (15,320)       (45,523)        65,123
      Increase (decrease) in accrued compensation
         and employee benefits......................      124,012        (75,994)       113,664        224,379
                                                      -----------   ------------   ------------   ------------
         Net cash used in operating activities......   (5,488,289)    (8,803,276)    (9,502,388)   (30,490,259)
                                                      -----------   ------------   ------------   ------------
Cash Flows From Investing Activities
  Acquisition of property and equipment.............      (42,494)       (85,029)       (37,901)      (293,192)
  Purchases of short-term investments...............   (2,957,296)   (21,450,298)   (11,713,177)   (47,937,178)
  Proceeds from sales of short-term investments.....    7,880,061     13,605,992     12,774,672     41,154,367
                                                      -----------   ------------   ------------   ------------
         Net cash provided by (used in) investing
           activities...............................    4,880,271     (7,929,335)     1,023,594     (7,076,003)
                                                      -----------   ------------   ------------   ------------
Cash Flows From Financing Activities
  Principal payments under capital leases...........      (53,654)       (84,524)      (118,406)      (273,726)
  Proceeds from sale leaseback......................           --         43,908             --        120,492
  Proceeds from stockholder loan....................           --             --             --         12,000
  Repayment of stockholder loan.....................           --             --             --        (12,000)
  Proceeds from issuance of convertible preferred
    stock, net of issuance costs....................           --     17,947,047      9,534,843     40,285,809
  Proceeds from issuance of common stock............       20,288          3,464          3,695         31,571
                                                      -----------   ------------   ------------   ------------
         Net cash provided by (used in) financing
           activities...............................      (33,366)    17,909,895      9,420,132     40,164,146
                                                      -----------   ------------   ------------   ------------
Net increase (decrease) in cash.....................     (641,384)     1,177,284        941,338      2,597,884
Cash and cash equivalents, beginning of period......    1,120,646        479,262      1,656,546             --
                                                      -----------   ------------   ------------   ------------
Cash and cash equivalents, end of period............  $   479,262   $  1,656,546   $  2,597,884   $  2,597,884
                                                      ===========   ============   ============   ============
Supplemental Schedule of Noncash Operating And
  Financing Activities
  Cash paid for interest............................        8,339             --             --         10,000
  Issuance of stock in exchange for license
    agreement.......................................           --             --             --         40,000
  Capital lease obligations incurred for purchase of
    property and equipment..........................       59,330        197,334          2,105        422,088
  Issuance of stock in exchange for notes
    receivable......................................       49,687             --             --        139,687

   The accompanying notes are an integral part of these financial statements.

                            ALLOS THERAPEUTICS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. FORMATION AND BUSINESS OF THE COMPANY

     Allos Therapeutics, Inc. (the "Company") is a pharmaceutical company focused on developing and commercializing innovative small molecule drugs, initially for improving cancer treatments.

     The Company was incorporated in the Commonwealth of Virginia on September 1, 1992 as HemoTech Sciences, Inc. and filed amended Articles of Incorporation to change its name to Allos Therapeutics, Inc. on October 19, 1994. The Company reincorporated in Delaware on October 28, 1996.

     The Company's lead product candidate (RSR13) is a synthetic small molecule that increases the release of oxygen from hemoglobin, the oxygen carrying protein contained within red blood cells. The Company is currently conducting clinical trials for RSR13. Prior to commercial sales of the product, the Company must complete the clinical trials and receive the necessary Food and Drug Administration ("FDA") approval. Should the Company be unable to obtain the necessary FDA approvals, there could be a materially adverse effect on the Company's financial condition, operating results and cash flows.

     To date, the Company has devoted substantially all of its resources to research and clinical development. The Company has not derived any commercial revenues from product sales, and does not expect to receive product revenues for at least the next several years. The Company has incurred significant operating losses since its inception in 1992. The Company expects to continue to incur significant operating losses over the next several years as it continues to incur increasing research and development costs, in addition to costs related to clinical trials and manufacturing activities. There can be no assurance if or when the Company will become profitable. The Company's achieving profitability depends upon its ability, alone or with others, to successfully complete the development of its products under development, and obtain required regulatory clearances and successfully manufacture and market its products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The Company has not generated any revenue to date and its activities have consisted primarily of developing products, raising capital and recruiting personnel. Accordingly, the Company is considered to be in the development stage at December 31, 1999 as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, Accounting and Reporting by Development Stage Enterprises.

     Certain amounts in the prior years have been reclassified to be consistent with current year presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses during the reporting period. Actual results could differ materially from these estimates.

  Cash and Cash Equivalents and Short-term Investments

     All highly liquid investments with a maturity of three months or less are considered to be cash equivalents. The carrying values of the Company's cash equivalents and short-term investments approximate their market values based on quoted market prices. Short-term investments are classified as held to maturity and are carried at cost plus accrued interest and consist of commercial paper and government obligations, having original maturities of longer than three months, but less than one year, held at financial institutions.

  Prepaid Expenses -- Research

     In accordance with various research and development contracts, the Company is obligated to pay a portion of the fee upon execution. The asset balance is expensed as milestones within the contract are reached. In the

                            ALLOS THERAPEUTICS, INC.

event milestones within the contract are not reached, the Company evaluates whether events and circumstances have occurred that indicate impairment of remaining prepaid research expenses may be appropriate. Included in other assets at December 31, 1999 is $178,000 related to a settlement agreement reached with a third party for failure to achieve specified milestones.


  Property and Equipment

     The components of property and equipment are as follows:

                                                          DECEMBER 31,
                                                      ---------------------   ESTIMATED
                                                        1998        1999        LIVES
                                                      ---------   ---------   ---------
Office furniture and equipment......................  $  10,429   $  15,598     5 years
Office furniture and equipment under capital
  leases............................................    197,379     197,379   3.5 years
Computer hardware and software......................     31,444      58,208     3 years
Computer hardware under capital leases..............    203,483     205,588   3.5 years
Lab equipment owned.................................     25,703      31,670     5 years
Lab equipment under capital leases..................     23,216      23,217   3.5 years
Leasehold improvements..............................     20,927      20,927   3-5 years
                                                      ---------   ---------
                                                        512,581     552,587
Less accumulated depreciation and amortization......   (175,814)   (322,227)
                                                      ---------   ---------
                                                      $ 336,767   $ 230,360
                                                      =========   =========

     Property and equipment is recorded at cost and is depreciated using the straight-line method over estimated useful lives. Property and equipment acquired under capital lease agreements are amortized using the straight-line method over the shorter of the estimated useful life or the related lease term. Accumulated amortization for leased equipment was $155,572 and $277,000 at December 31, 1998 and 1999, respectively. Upon disposition of property and equipment all cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss is reflected in operations.

  Long-lived Assets

     The Company evaluates whether events and circumstances have occurred that indicate revision to the remaining useful life or impairment of remaining balances of long-lived assets may be appropriate. Such events and circumstances include, but are not limited to, change in business strategy or change in current and long-term projected operating performance. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from the lowest level of assets for which there are identifiable cash flows is less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. Fair value is determined using the anticipated cash flows discounted at a rate commensurate with the risk involved.

  Stock-Based Compensation

     The Company accounts for grants of stock options and according to Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees and related Interpretations. Proforma net loss information, as required by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), is included in Note 3. Any deferred stock compensation calculated according to APB No. 25 is amortized over the vesting period of the individual options, generally four years, in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option and Award Plans.

  Research and Development

     Research and development expenditures are charged to operations as incurred.

                            ALLOS THERAPEUTICS, INC.

  Income Taxes

     As of January 1, 1994, the Company changed its tax status from an S-Corporation to a C-Corporation. Accordingly, income taxes are accounted for under SFAS No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities at each year end and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

  Concentration of Credit

     The Company's cash and cash equivalents and short-term investments at December 31, 1998 and 1999 are maintained in two financial institutions in amounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk in this area. It is the Company's practice to place its investments in high-quality securities.

  Net Loss Per Share

     Net loss per share is calculated in accordance with SFAS No. 128, Earnings Per Share. Under the provisions of SFAS 128, basic net loss per common share is computed by dividing the net loss for the period by the weighted average number of vested common shares outstanding during the period. Diluted net loss per common share is computed giving effect to all dilutive potential common stock, including options, non-vested common stock, convertible preferred stock and convertible preferred stock warrants. Diluted net loss per share for the years ended December 31, 1997, 1998, and 1999 is the same as basic net loss per share because potential common shares are anti-dilutive.

     Anti-dilutive securities as of December 31, 1997, 1998 and 1999 not included in the diluted net loss per share calculations, are as follows:

                                                      1997         1998         1999
                                                    ---------   ----------   ----------
Non-vested common stock...........................     60,036       32,593        8,680
Common stock options..............................    463,140      448,260      822,120
Convertible preferred stock.......................  6,220,150   12,385,895   15,678,737
Convertible preferred stock warrants..............     10,850       14,275       31,402
                                                    ---------   ----------   ----------
                                                    6,754,176   12,881,023   16,540,939
                                                    =========   ==========   ==========

  Pro Forma Net Loss Per Share (Unaudited)

     Pro forma net loss per share for the year ended December 31, 1999 is computed using the weighted average number of common stock outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, Series B and Series C convertible preferred stock into shares of the Company's common stock upon the closing of the Company's initial public offering as if such conversion occurred on January 1, 1999, or at the date of original issuance, if later. Pro forma common equivalent shares, composed of unvested restricted common stock and incremental common shares issuable upon the exercise of stock options and warrants are not included in pro forma diluted net loss per share because they would be anti-dilutive.

  Pro Forma Stockholders' Equity (Unaudited)

     Upon the closing of the Company's initial public offering the outstanding shares of Series A, Series B and Series C convertible preferred stock will convert into 15,678,737 shares of common stock. The pro forma effects

                            ALLOS THERAPEUTICS, INC.

of such conversion has been reflected in the accompanying pro forma stockholders' equity at December 31, 1999.

  Comprehensive Income

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income includes all charges in equity during a period from non-owner sources. During each of the three years ended December 31, 1999 and for the cumulative period from inception, the Company has not had any significant transactions that are required to be reported as adjustments to determine comprehensive income.

  Fair Value of Financial Instruments

     The Company's financial instruments include cash and cash equivalents, short-term investments, prepaid expenses, accounts payable and accrued liabilities. The carrying amounts of financial instruments approximate their fair value due to their short maturities. Additionally, based upon the borrowing rates available to the Company for debt agreements with similar terms and average maturities, management believes the carrying amount of capital lease obligations approximates their fair value.

3. STOCKHOLDERS' EQUITY

  Common Stock

     In January 1994, the Board of Directors approved an amendment to the Articles of Incorporation authorizing the Company to issue up to 5,270,000 shares of common stock. In June 1995, March 1996, May 1998, and October 1999, the Board of Directors approved additional amendments to the Articles of Incorporation authorizing the Company to issue up to 9,300,000, 12,400,000, 18,600,000 and 31,000,000 shares of common stock, respectively.

     At December 31, 1999, 2,022,138 shares of common stock are issued and outstanding and 8,680 shares of outstanding common stock are subject to vesting requirements ranging from three to four years.

  Convertible Preferred Stock

     The Company is authorized to issue 26,660,000 shares of convertible preferred stock ($0.001 par value) in one or more series. At December 31, 1999, the designated series and shares issued were as follows:

                                                                   SHARES ISSUED AND
                                                  NUMBER OF           OUTSTANDING
                                                    SHARES     -------------------------
                                                  AUTHORIZED     NUMBER     NET PROCEEDS
                                                  ----------   ----------   ------------
Series A........................................   5,000,000    5,000,000   $ 4,806,181
Series B........................................   5,050,000    5,032,500     7,997,738
Series C........................................  16,610,000   15,255,786    27,481,890
                                                  ----------   ----------   -----------
                                                  26,660,000   25,288,286   $40,285,809
                                                  ==========   ==========   ===========

     In March 1996, the Articles of Incorporation were amended and restated to: remove the redemption requirement on the Series A and B preferred stock; change the annual dividend rate on the Series B from $.14 to $.112 per share; change the conversion price on the Series B from $2.00 to $1.60 per share; and add the annual cumulative dividend on the Series A and Series B preferred stock to be payable upon liquidation, consolidation, merger, reorganization, sale of all or substantially all of the assets or winding up of the Company.

                            ALLOS THERAPEUTICS, INC.

     In January and October 1994, the Company issued 700,000 and 1,300,000 shares, respectively, of Series A convertible preferred stock ($0.001 par value) at $1.00 per share in a private placement offering to accredited investors. In June 1995, the Company issued an additional 3,000,000 shares of Series A convertible preferred stock at $1.00 per share.

     During 1996, the Company issued 5,032,500 shares of Series B convertible preferred stock ($0.001 par value) at $1.60 per share in a private placement offering to accredited investors for $7,997,738, net of transaction costs of $54,262.

     During 1998, the Company issued 9,944,750 shares of Series C convertible preferred stock ($0.001 par value) at $1.81 per share in three private placement offerings to accredited investors for proceeds of $17,947,047, net of transaction costs of $52,950. As part of these transactions, certain amendments to the Articles of Incorporation were made to Series A and Series B shares. These amendments include: increasing the authorized preferred shares to 20,250,000, of which 10,200,000 are designated as Series C; changing the automatic conversion price upon the closing of an initial public offering from not less than $4.00 per share to not less than $5.43 per share, and increasing the number of shares reserved for issuance under the 1995 Stock Option Plan to 1,643,000.

     During 1999, the Company issued 5,311,036 shares of Series C convertible preferred stock ($0.001 par value) at $1.81 per share in a private placement offering to accredited investors for proceeds of $9,534,843, net of transaction costs of $78,132. As part of this transaction, the Articles of Incorporation were amended to increase the authorized preferred shares to 26,660,000, of which 16,610,000 are designated as Series C and to increase the number of shares reserved for issuance under the 1995 Stock Option Plan to 2,263,000. The issuance resulted in a beneficial conversion feature of $9,612,975, calculated in accordance with Emerging Issues Task Force No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features. The beneficial conversion feature is reflected as a preferred dividend in the Statement of Operations for 1999.

     Each share of Series A, Series B and Series C preferred stock is convertible, at the option of the holder at any time after the date of issuance, into a number of common shares as determined by dividing the initial conversion price by the conversion price in effect at the time of conversion. The initial conversion price for each series of convertible preferred stock is: $1.00 per share for Series A, $1.60 per share for Series B and $1.81 per share for Series
C. Conversion is automatic upon the closing of an initial public offering of the Company's common stock where the aggregate proceeds are not less than $15,000,000 and at a price of not less than $5.43 per share.

     Series A, Series B and Series C preferred shareholders are entitled to cumulative cash dividends at the annual rate of $.07, $.112 and $.1267 per share, respectively, when and as declared by the Board of Directors, quarterly on January 1, April 1, July 1, and October 1 of each year commencing on the original issue date. Dividends shall accumulate on each share from the date of issuance, and shall accumulate whether or not earned or declared for purposes of increasing the liquidation preference in each share of preferred stock. As of December 31, 1999, no dividends have been declared or are payable since undeclared dividends are not payable until conversion, liquidation, consolidation, merger, reorganization, sale of all or substantially all of the assets or winding up of the Company. Accumulated dividends amounted to $4,068,522 and $6,406,241 at December 31, 1998 and 1999, respectively.

     The Series A, Series B and Series C convertible preferred stocks have voting rights equal to the number of shares of common stock into which the preferred stocks will convert and a liquidation preference to the extent of $1.00, $1.60 and $1.81 per share, respectively, plus any accumulated but unpaid dividends. In the event liquidation or dissolution of the assets of the Company are insufficient to permit payment of the full Series A, B and C preferences, then the available assets shall be distributed ratably among the holders of all preferred shares in proportion to their liquidating preferences. After such payment to the holders of all convertible preferred

                            ALLOS THERAPEUTICS, INC.

stock, any remaining assets of the Company shall be distributed among the common shareholders on a pro rata basis.

     The Company has reserved 3,100,000 shares of common stock for the conversion of Series A preferred stock, 3,131,000 shares of common stock for the conversion of the Series B convertible preferred stock and for the exercise of the Series B convertible preferred stock warrants and 10,298,200 shares of common stock for the conversion of the Series C convertible preferred stock and the exercise of the Series C convertible preferred stock warrants.

  Warrants

     In connection with the issuance of the 700,000 shares of the Company's Series A convertible preferred stock in January 1994, the Company issued warrants to purchase 1,300,000 shares of the Company's Series A convertible preferred stock at an exercise price of $1.00 per share that were exercised in October 1994. In January 1994, the Company also issued warrants to purchase 700,000 shares of the Company's Series B convertible preferred stock at an exercise price of $2.00 per share which were canceled during 1996 in connection with the issuance of 5,032,500 shares of the Company's Series B convertible preferred stock. Upon the exercise of the warrants to purchase 1,300,000 shares of the Company's Series A convertible preferred stock, additional warrants to purchase 1,300,000 shares of the Company's Series B convertible preferred stock at $2.00 per share were issued and also canceled with the 1996 issuance of the Series B convertible preferred stock.

     In April 1996, the Company issued warrants to purchase 17,500 shares of the Company's Series B convertible preferred stock in conjunction with an equipment lease line at an exercise price of $1.60 per share that expire at the later of April 15, 2006, or five years from the effective date of an initial public offering.

     In December 1997, the Company entered into an agreement with Sosei Co., Ltd. ("Sosei"), which became effective February 8, 1998. Under the agreement, Sosei was to locate a Japanese partner for the Company with respect to the Company's product RSR13. The agreement was amended in February 1999. Pursuant thereto, the Company issued a warrant to Sosei to purchase 27,625 shares of the Company's Series C preferred stock at a price of $1.81 per share that vests and becomes exercisable upon the Company's acceptance and closing of a transaction with a Japanese partner. The agreement expired in June 1999. The warrant will expire pursuant to its terms, prior to vesting and becoming exercisable, upon the first to occur of certain events, including the day prior to the consummation of a public offering and June 30, 2000.

     In May 1998, the Company issued warrants to purchase 5,524 shares of the Company's Series C convertible preferred stock in conjunction with an equipment lease with an exercise price of $1.81 per share that expire at the later of May 5, 2008, or five years from the effective date of an initial public offering.

  Stock Options

     During 1995, the Board of Directors terminated the 1992 Stock Plan (the "1992 Plan") and adopted the 1995 Stock Option Plan (the "1995 Plan"). The 1995 Plan was amended and restated in 1997. Termination of the 1992 Plan had no affect on the options outstanding under that plan, as they were assumed under the 1995 Plan. Under the 1995 Plan the Company may grant fixed and performance-based stock options and stock appreciation rights to officers, employees, consultants and directors. The stock options are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code, unless specifically designated as non-qualifying stock options or unless exceeding the applicable statutory limit.

     At December 31, 1999, the Company had reserved an aggregate of 2,263,000 shares of common stock for issuance under the 1995 Plan. As of December 31, 1999, the Company had 255,693 shares of common stock available for grant under the 1995 Plan. The 1995 Plan provides for appropriate adjustments in the number of shares reserved and optioned in the event of certain changes to the Company's outstanding common stock by reason of merger, recapitalization, stock split or other similar events. Options granted under the Plan may be

                            ALLOS THERAPEUTICS, INC.

exercised for a period of not more than ten years from the date of grant or any shorter period as determined by the Board of Directors. Options vest as determined by the Board of Directors, generally over a period of two to four years, subject to acceleration under certain events. The exercise price of any incentive stock option shall equal or exceed the fair market value per share on the date of grant, or 110% of the fair market value per share in the case of a 10% or greater stockholder.


     The Company has granted to selected officers and other key employees stock option awards whose vesting is contingent upon achieving specific criteria. The options will vest based upon meeting certain clinical milestones, finalizing a corporate partnership and/or co-licensing of an additional compound for development, and the earlier of the Company's stock trading at or above a certain level for a certain number of consecutive trading days prior to June 30, 2001. If such criteria are not met, these options will become fully vested after 7 years from the date of grant. For the options described above, deferred stock-based compensation was recorded at the date of grant, representing the difference between the exercise price and the fair value of the Company's common stock on the date these options were granted, as both the number of shares and the option price were fixed. Deferred stock-based compensation is amortized over the predefined vesting period until it becomes probable that the performance goals will be met; at that time, the amortization of the remaining deferred stock-based compensation will be accelerated so as to be amortized over the period to the date the performance goal is expected to be reached.



     During the year ended December 31, 1999, in connection with the grant of certain stock options to employees, the Company recorded deferred stock-based compensation of $5,996,055, representing the difference between the exercise price and the deemed fair value of the Company's common stock on the date these stock options were granted. Deferred compensation is included as a reduction of stockholders' equity and is being amortized in accordance with the accelerated method as described in FASB Interpretation No. 28 over the vesting periods of the related options, which is generally four years. During the year ended December 31, 1999, the Company recorded amortization of deferred stock compensation expense of $1,553,761 of which $1,532,881 related to R&D personnel and $20,880 related to G&A personnel. At December 31, 1999, the Company had $4,442,294 of deferred compensation remaining to be amortized.


     Pro forma net loss and net loss per share information is required by SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its employee stock options and rights granted subsequent to December 31, 1994 under the fair value method. The fair value for these options and the purchase rights was estimated at the date of grant using the minimum value method with the following weighted-average assumptions for 1997, 1998, and 1999, respectively: risk free interest rates of between 4.25% and 10.37%; no dividend yield; and a weighted-average expected life of the options of 7 years. Based on calculations using a Black-Scholes-type minimum value option pricing model, the weighted-average fair value of options at grant date was $0.05, $0.08 and $6.77 for the years ended December 31, 1997, 1998 and 1999, respectively.

                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                ----------------------------------------
                                                   1997          1998           1999
                                                -----------   -----------   ------------
Net loss attributable to common stockholders:
  As reported.................................  $(6,512,591)  $(8,573,923)  $(20,900,715)
                                                ===========   ===========   ============
  Pro forma...................................  $(6,521,051)  $(8,583,501)  $(20,925,607)
                                                ===========   ===========   ============
Net loss per share:
  As reported.................................  $     (3.53)  $     (4.38)  $     (10.48)
                                                ===========   ===========   ============
  Pro forma...................................  $     (3.53)  $     (4.38)  $     (10.49)
                                                ===========   ===========   ============

                            ALLOS THERAPEUTICS, INC.

     A summary of the Company's stock option activity, and related information follows:

                                                INCENTIVE AND
                                             NON-INCENTIVE STOCK       INCENTIVE STOCK OPTIONS
                                              OPTIONS -- FIXED            PERFORMANCE-BASED
                                          -------------------------   -------------------------
                                                           WEIGHTED                    WEIGHTED
                                                           AVERAGE                     AVERAGE
                                                           EXERCISE                    EXERCISE
                                              SHARES        PRICE         SHARES        PRICE
                                          --------------   --------   --------------   --------
                                          (IN THOUSANDS)              (IN THOUSANDS)
OUTSTANDING AT DECEMBER 31, 1996........        530         $ .30           93           $.40
  Granted...............................        114           .40           --             --
  Exercised.............................       (176)          .40           --             --
  Canceled..............................         (5)          .37          (12)           .40
                                               ----         -----          ---           ----
OUTSTANDING AT DECEMBER 31, 1997........        463           .30           81            .40
  Granted...............................         76           .56          186            .56
  Exercised.............................        (13)          .25           --             --
  Canceled..............................        (78)          .40           (6)           .40
                                               ----         -----          ---           ----
OUTSTANDING AT DECEMBER 31, 1998........        448           .32          261            .51
  Granted...............................        417           .56          167            .56
  Exercised.............................        (10)          .37           --             --
  Canceled..............................        (33)          .33          (25)           .48
                                               ----         -----          ---           ----
OUTSTANDING AT DECEMBER 31, 1999........        822           .43          403            .53
                                               ====         =====          ===           ====
VESTED OPTIONS AT DECEMBER 31, 1999.....        375         $ .30          217           $.51
                                               ====         =====          ===           ====

     An analysis of options outstanding at December 31, 1999 as follows:

                                         WEIGHTED
                          OPTIONS         AVERAGE
                       OUTSTANDING AT    REMAINING       WEIGHTED      OPTIONS VESTED AT       WEIGHTED
                        DECEMBER 31,    CONTRACTUAL      AVERAGE         DECEMBER 31,      AVERAGE EXERCISE
EXERCISE PRICE              1999           LIFE       EXERCISE PRICE         1999               PRICE
--------------         --------------   -----------   --------------   -----------------   ----------------
$0.16................      186,000          5.5            $.16             186,000              $.16
$0.40................      226,533          6.9             .40             193,740               .40
$0.56................      812,636          9.4             .56             212,466               .56
                         ---------                                          -------
                         1,225,169          7.2            $.46             592,206              $.39
                         =========          ===            ====             =======              ====

4. INCOME TAXES

     As stated in Note 2, the Company changed its tax status from an S-Corporation to a C-Corporation as of January 1, 1994. Since that time, no income tax provision or benefit has been recognized due to the Company incurring net operating losses and other tax benefits which have been fully offset by a valuation allowance.

                            ALLOS THERAPEUTICS, INC.

     Income taxes computed using the federal statutory income tax rate differs from the Company's effective tax primarily due to the following:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                           ---------------------------
                                                            1997      1998      1999
                                                           -------   -------   -------
Federal income tax benefit at 34%........................  $(2,214)  $(2,915)  $(3,838)
State income tax, net of federal benefit.................     (261)     (343)     (452)
Stock-based compensation amortization expense............       --        --       924
Change in valuation allowance............................    2,610     3,406     3,645
Other....................................................     (135)     (148)     (279)
                                                           -------   -------   -------
          Benefit for income taxes.......................  $    --   $    --   $    --
                                                           =======   =======   =======

     The components of the Company's deferred tax assets under SFAS 109 are as follows:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1998           1999
                                                            -----------   ------------
Deferred tax assets:
  Temporary differences...................................  $    49,400   $     64,100
  Research and development credit carryforwards...........    1,353,900      2,120,300
  Net operating loss carryforwards........................    7,395,500     10,259,300
                                                            -----------   ------------
                    Total deferred tax assets.............    8,798,800     12,443,700
  Valuation allowance.....................................   (8,798,800)   (12,443,700)
                                                            -----------   ------------
  Net deferred tax assets.................................  $        --   $         --
                                                            ===========   ============

     The Company's deferred tax assets represent unrecognized future tax benefit. A valuation allowance has been established for the entire tax benefit as the Company believes that it is more likely than not that such assets will not be realized.

     At December 31, 1999, the Company has approximately $30 million of net operating loss ("NOL") carryforwards and approximately $2 million of research and development ("R&D") credit carryforwards. These carryforwards will expire beginning 2009. The Internal Revenue Code of 1986, as amended, contains provisions that may limit the NOL and R&D credit carryforwards available for use in any given year upon the occurrence of certain events, including significant changes in ownership interest. A greater than 50% change in ownership of a company within a three-year period results in an annual limitation on the Company's ability to utilize its NOL and R&D credit carryforwards from tax periods prior to the ownership change. The Company's NOL and R&D credit carryforwards as of December 31, 1999 are subject to annual limitation due to changes in ownership. Future ownership changes could further limit the utilization of the Company's NOL and R&D credit carryforwards.

5. EMPLOYEE BENEFIT PLAN

     The Company maintains a defined contribution plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The Company did not provide for a match in 1998, but amended the Plan documents on January 1, 1999 to provide a 50% match of employees' contributions up to $2,000 per employee per year. During 1999, the Company made a contribution of $43,171.

                            ALLOS THERAPEUTICS, INC.

6. COMMITMENTS

     The Company leases office and research and development facilities as well as certain office and lab equipment under agreements that expire at various dates through 2002. Total rent expense in 1997, 1998 and 1999 and the cumulative period from inception was $89,649, $140,192 and $179,792 and $512,072, respectively.

     The Company entered into an equipment lease line in 1996 which provided for additional draws through September 30, 1997. The original lease line was $350,000, and the Company utilized $222,650 of the line before the funding period expired. In May 1998, the Company entered into another equipment lease line with a term of 42 months. This lease line provided for draws through September 30, 1999. The original lease line was $250,000 of which $199,439 had been utilized before the financing period expired. Under the terms of both master lease agreements, the Company has the option to purchase the leased equipment at its fair market value at the end of the lease term.

     The aggregate future minimum rental commitments as of December 31, 1999, for capital and noncancelable operating leases with initial or remaining terms in excess of one year are as follows:

                                                              OPERATING   CAPITAL
                                                               LEASES      LEASES
                                                              ---------   --------
Year Ending December 31
  2000......................................................  $262,337    $ 87,825
  2001......................................................   212,940      64,745
  2002......................................................   126,782       7,901
  2003......................................................    56,649          --
  2004......................................................    58,349          --
                                                              --------    --------
Minimum lease payments......................................  $717,057     160,471
                                                              ========
Less amount representing interest...........................               (12,109)
                                                                          --------
Present value of future minimum lease payments..............               148,362
Less portion due within one year............................               (79,042)
                                                                          --------
                                                                          $ 69,320
                                                                          ========

7. ROYALTY AND LICENSE FEE COMMITMENTS

     On January 14, 1994, the Company entered into a license agreement with the Center for Innovative Technology ("CIT"), under which CIT grants to the Company an exclusive, worldwide license to practice, develop and use its technology and licensed patent rights to develop and market the Company's products. In exchange for the license agreement, the Company paid CIT $50,000 in cash and issued 248,000 shares of its common stock valued at $0.16 per share. The license agreement will remain in effect until the last U.S. patent expires or, if no U.S. patent is granted, the license will expire on December 31, 2009. Under the license agreement, the Company will be required to pay a royalty based on percentages, as defined in the agreement, of either net revenues arising from sales of products produced in and outside of Virginia. Quarterly royalty payments are due within 30 days from the end of each calendar quarter. The terms of the agreement also require the Company to reimburse CIT for all costs related to obtaining and maintaining patents on the technology. As of December 31, 1999, no royalty payments have been incurred.

     In addition, the CIT license agreement requires the Company to sponsor research at Virginia Commonwealth University ("VCU"). As of December 31, 1999, the Company entered into sponsored research agreements with VCU which extend through June 30, 2000. The Company has an aggregate commitment under the agreement to pay VCU $390,207.

                            ALLOS THERAPEUTICS, INC.

     In September 1998, the Company entered into an option and license agreement with the University of Virginia Patent Foundation whereby Allos has an exclusive option to receive a worldwide, exclusive license and patent rights to develop and market products pertaining to trans-sodium crocetinate ("TSC"). TSC is believed to be a compound which improves the diffusion of oxygen through blood. The option period is for nine months at which time the Company has the right to exercise the option. In exchange for the option, Allos paid $15,000. Upon exercising the option, the Company will be granted a license to TSC in exchange for milestone payments totaling $205,000 and will be obligated to sponsor research at the founder's lab at the University of Virginia for $110,000 in the first year, renewable annually. As of March 1999, the option and license agreement with the University of Virginia Patent Foundation was canceled. The option was not exercised and no further monies were paid by the Company.

8. RELATED PARTY TRANSACTIONS

     In December 1994, the Company renegotiated a consulting agreement for scientific advisory services with Dr. Marvin Jaffe, a director of the Company. Under the agreement, which is renewable annually upon mutual consent, the Company will pay Dr. Jaffe consulting fees at $2,000 per month. For 1997, 1998 and 1999 and the cumulative period from inception, the Company paid Dr. Jaffe consulting fees of $24,000, $24,000, $24,000 and $161,017, respectively. Of these amounts, $2,000 was included in accounts payable at December 31, 1998 and 1999. In addition, the Company granted Dr. Jaffe stock options to purchase a total of 37,200 shares of the Company's common stock at $.16 to $.40 per share under its Stock Option Plan in 1994, 1995 and 1997.

     In July 1997, the Company entered into a consulting agreement for scientific advisory services with Dr. Stephen K. Carter, a director of the Company. Under the three-year agreement, which is renewable annually upon mutual consent, the Company will pay Dr. Carter consulting fees at $2,000 per month. For 1998, 1999 and the cumulative period, the Company paid Dr. Carter consulting fees of $18,000, $24,000 and $50,000, respectively. Of these amounts, $2,000 was included in accounts payable at December 31, 1998 and 1999. In addition, the Company granted Dr. Carter stock options to purchase a total of 24,800 shares of the Company's common stock at $.40 per share under its Stock Option Plan in 1997.

     The Company entered into several research and development contracts during 1996. Under these contracts, Donald J. Abraham, Ph.D., director, and Beverly A. Teicher, Ph.D., former member of the Company's disbanded Scientific Advisory Board, acted as Principal Investigators for the contracts with VCU and the Dana-Farber Cancer Institute, Inc., respectively. During 1997 and 1998, services provided under these contracts totaled $621,076 and $642,705, respectively, of which $160,923 and $112,923 was included in accounts payable at December 31, 1997 and 1998, respectively. During 1999, services provided under these contracts totaled $498,335, none of which was included in accounts payable at December 31, 1999.

     In March 1996, the Company obtained recourse notes receivable (the "1996 Notes") from two officers in the amount of $90,000 upon the officers' exercise of 558,000 stock options. The notes bear interest at 8% annually with interest and principal originally due March 1998. In December 1997, the Company obtained additional notes receivable (the "1997 Notes") from these officers in the amount of $49,687 upon exercise of options to acquire 123,225 shares. These notes bear interest at 6% annually with interest and principal originally due December 1999. The notes are classified as an offset to stockholders' equity. The maturity dates for the 1996 and 1997 Notes were extended by two years and, in connection therewith, the Company recorded $815,000 of stock compensation expense based on the difference between the fair market value of the underlying common stock and option exercise prices.

9. SUBSEQUENT EVENT


     During January and February 2000, the Company granted options to purchase 694,771 shares of common stock to employees and directors at an exercise price of $2.41 per share. In connection with the stock option

                            ALLOS THERAPEUTICS, INC.

grants, the Company will recognize compensation expense over the related vesting periods for the difference between the exercise price and the fair market value of $8,837,000.


     The Company intends to effect a 0.62-for-one reverse stock split of its common stock. All references in the financial statements to shares, share prices, and per share amounts have been adjusted retroactively for all periods presented to reflect the stock split.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,000,000 SHARES

                                  [ALLOS LOGO]

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                                    SG COWEN

                          PRUDENTIAL VECTOR HEALTHCARE
                       A UNIT OF PRUDENTIAL SECURITIES

                           U.S. BANCORP PIPER JAFFRAY

                                           , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid by the Registrant in connection with this offering areas follows. All amounts are estimates other than the SEC registration fee and the NASD filing fees.

Securities and Exchange Commission Registration Fee.........   $   28,842
National Association of Securities Dealers, Inc. filing
  fee.......................................................       11,425
Nasdaq National Market listing fee..........................        5,000
Printing fees...............................................      250,000
Legal fees and expenses.....................................      400,000
Accounting fees and expenses................................      150,000
Blue sky fees and expenses..................................        2,500
Transfer agent and registrar fees...........................        3,600
Miscellaneous fees..........................................      148,633
                                                               ----------
          Total.............................................   $1,000,000
                                                               ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities including reimbursement for expenses incurred arising under the Securities Act of 1933. Article VII of our Amended and Restated Certificate of Incorporation, which will be effective upon the closing of this offering, and Article XI of our Bylaws permit indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, we have entered into Indemnification Agreements with our officers and directors. The Underwriting Agreement (Exhibit 1.01) also provides for cross-indemnification among us and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

     At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought nor is the Company aware of any threatened litigation that may result in claims for indemnification by any director or officer.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     In the three years preceding the filing of this registration statement, we have sold and issued the following securities, which have not been adjusted to reflect our proposed 0.62-for-one reverse stock split to be effected prior to consummation of the offering contemplated by this registration statement:

        1. In January, March and May 1998, we issued 9,944,750 shares of Series C preferred stock, which are convertible into 9,944,750 shares of common stock, to 22 investors for a consideration of $1.81 per share, or an aggregate of $17,999,997.

        2. In October 1999, we issued 5,311,036 shares of Series C preferred stock, which are convertible into 5,311,036 shares of common stock, to 20 investors for a consideration of $1.81 per share, or an aggregate of $9,612,975.

        3. From January 24, 1997 through February 29, 2000, we granted incentive stock options and nonstatutory stock options to purchase an aggregate of 2,672,877 shares of our common stock at exercise prices ranging from $0.10 to $1.50 per share to employees and directors under our 1995 Stock Option Plan, and issued an aggregate of 513,771 shares upon the exercise of these and previously granted options. Of these options granted, options to purchase 117,658 shares of common stock have been canceled.

        4. In May 1998, we issued a warrant to purchase 5,524 shares of Series C preferred stock to Comdisco, Inc. at an exercise price of $1.81 per share.

     No underwriters were involved in the foregoing sales of securities. The issuance of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering, or, in the case of options to purchase common stock, Rule 701 of the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) The following exhibits are filed herewith:


       EXHIBIT NO                                DESCRIPTION
       ----------                                -----------
         1.01+           -- Preliminary Form of Underwriting Agreement.
         1.02+           -- Form of Lock-Up Agreement.
         3.01+           -- Certificate of Incorporation, as amended to date.
         3.02+           -- Form of Amended and Restated Certificate of Incorporation
                            to be filed upon the closing of the offering.
         3.03+           -- Bylaws, as amended to date.
         3.04+           -- Form of Bylaws to be adopted upon the closing of the
                            offering.
         4.01++          -- Form of Common Stock Certificate.
         5.01+           -- Form of opinion of Cooley Godward LLP regarding legality of securities being issued.
        10.01+           -- Form of Indemnification Agreement between the Registrant and each of its directors and officers.
        10.02++**        -- Hemotech and CIT Amended and Restated Allosteric
                            Modifiers of Hemoglobin Agreement with Center for
                            Innovative Technology dated January 12, 1994.
        10.03++**        -- Amendment to Allos Therapeutics, Inc. and CIT Amended and
                            Restated Allosteric Modifiers of Hemoglobin Agreement
                            with Center for Innovative Technology dated January 17,
                            1995.
        10.04+           -- Amendment to Allos Therapeutics, Inc. and CIT Amended and
                            Restated Allosteric Modifiers of Hemoglobin Agreement
                            with Center for Innovative Technology dated March 12,
                            1996.
        10.05++**        -- Assignment and Assumption Agreement with Amendment with
                            Center for Innovative Technology and Virginia
                            Commonwealth University Intellectual Property Foundation
                            dated July 28, 1997.
        10.06+           -- Exercise of Option to Nonheme Protein License Agreement
                            with VCU-Intellectual Property Foundation dated March 23,
                            1998.
        10.07+           -- Warrant Agreement to purchase shares of Series B
                            Preferred Stock with Comdisco, Inc. dated April 15, 1996.
        10.08+           -- Warrant Agreement to purchase shares of Series C
                            Preferred Stock with Comdisco, Inc. dated May 5, 1998.
        10.09+           -- Allos Therapeutics, Inc. Series C Convertible Preferred
                            Stock Purchase Agreement dated October 4, 1999.
        10.10+           -- Allos Therapeutics, Inc. Fourth Amended and Restated
                            Stockholder Rights Agreement dated October 4, 1999.
        10.11+           -- Allos Therapeutics, Inc. 1995 Stock Option Plan, as
                            amended to date.

       EXHIBIT NO                                DESCRIPTION
       ----------                                -----------
        10.12+           -- Office Lease with Denver Jack Limited Partnership dated
                            October 30, 1995.
        10.13+           -- First Amendment to 7000 Broadway Building Office Lease
                            with Denver Jack Limited Partnership dated October 30,
                            1995.
        10.14+           -- Second Amendment to 7000 Broadway Building Office Lease
                            with Denver Jack Limited Partnership dated June 7, 1996.
        10.15+           -- Third Amendment to 7000 Broadway Building Office Lease
                            with Denver Jack Limited Partnership dated March 26,
                            1998.
        10.16+           -- Fourth Amendment to 7000 Broadway Building Office Lease
                            with Denver Jack Limited Partnership dated June 29, 1998.
        10.17+           -- Lease Agreement with Virginia Biotechnology Research Park
                            Authority dated July 28, 1999.
        10.18++**        -- Term Sheet for Contract API Supply between Allos and
                            Hovione dated March 25, 1999.
        10.19++          -- Confirmatory letter agreement with Hovione Inter Limited dated January 13, 2000.
        10.20++**        -- Development and Investigational Supply Proposal between
                            Taylor Pharmaceuticals and Allos Therapeutics, Inc. dated
                            December 30, 1998.
        10.21++**        -- License Agreement with Virginia Commonwealth University
                            Intellectual Property Foundation dated June 30, 1997.
        10.22++          -- Confirmatory letter agreement with Taylor
                            Pharmaceuticals, Inc. dated March 17, 2000.
        23.01++          -- Consent of PricewaterhouseCoopers LLP Independent
                            Accountants.
        23.02+           -- Consent of Cooley Godward LLP (included in Exhibit 5.01).
        24.01+           -- Powers of Attorney.
        27.01+           -- Financial Data Schedule.


---------------

 + Previously filed.

++ Filed herewith.

 * To be filed by amendment


** Certain confidential material contained in this document has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.


  (b) Financial Statement Schedules

     No financial statement schedules are provided, because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on this 17th day of March, 2000.


                                            ALLOS THERAPEUTICS, INC.

                                            By:     /s/ STEPHEN J. HOFFMAN
                                              ----------------------------------
                                                      Stephen J. Hoffman
                                                President and Chief Executive
                                                            Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:



                        NAME                                         TITLE                        DATE
                        ----                                         -----                        ----
PRINCIPAL EXECUTIVE OFFICER:

               /s/ STEPHEN J. HOFFMAN                  President and Chief Executive            March 17, 2000
-----------------------------------------------------    Officer, Director
                 Stephen J. Hoffman

PRINCIPAL FINANCIAL AND PRINCIPAL ACCOUNTING OFFICER:

                 /s/ MICHAEL E. HART                   Chief Financial Officer and Senior       March 17, 2000
-----------------------------------------------------    Vice President, Operations
                   Michael E. Hart

ADDITIONAL DIRECTORS:

                          *                            Director                                 March 17, 2000
-----------------------------------------------------
                  Donald J. Abraham

                          *                            Director                                 March 17, 2000
-----------------------------------------------------
                  Stephen K. Carter

                          *                            Director                                 March 17, 2000
-----------------------------------------------------
                    Robert Curry

                          *                            Director                                 March 17, 2000
-----------------------------------------------------
                    Mark Edwards

                          *                            Director                                 March 17, 2000
-----------------------------------------------------
                     John Freund

                          *                            Director                                 March 17, 2000
-----------------------------------------------------
                     Hingge Hsu

                        NAME                                         TITLE                        DATE
                        ----                                         -----                        ----

                          *                            Director                                 March 17, 2000
-----------------------------------------------------
                   Marvin E. Jaffe

             *By: /s/ STEPHEN J. HOFFMAN
  ------------------------------------------------
                 Stephen J. Hoffman
                  Attorney-in-fact

                               INDEX TO EXHIBITS


       EXHIBIT NO                                DESCRIPTION
       ----------                                -----------
         1.01+           -- Preliminary Form of Underwriting Agreement.
         1.02+           -- Form of Lock-Up Agreement.
         3.01+           -- Certificate of Incorporation, as amended to date.
         3.02+           -- Form of Amended and Restated Certificate of Incorporation
                            to be filed upon the closing of the offering.
         3.03+           -- Bylaws, as amended to date.
         3.04+           -- Form of Bylaws to be adopted upon the closing of the
                            offering.
         4.01++          -- Form of Common Stock Certificate.
         5.01+           -- Form of opinion of Cooley Godward LLP regarding legality of securities being issued.
        10.01+           -- Form of Indemnification Agreement between the Registrant and each of its directors and officers.
        10.02++**        -- Hemotech and CIT Amended and Restated Allosteric
                            Modifiers of Hemoglobin Agreement with Center for
                            Innovative Technology dated January 12, 1994.
        10.03++**        -- Amendment to Allos Therapeutics, Inc. and CIT Amended and
                            Restated Allosteric Modifiers of Hemoglobin Agreement
                            with Center for Innovative Technology dated January 17,
                            1995.
        10.04+           -- Amendment to Allos Therapeutics, Inc. and CIT Amended and
                            Restated Allosteric Modifiers of Hemoglobin Agreement
                            with Center for Innovative Technology dated March 12,
                            1996.
        10.05++**        -- Assignment and Assumption Agreement with Amendment with
                            Center for Innovative Technology and Virginia
                            Commonwealth University Intellectual Property Foundation
                            dated July 28, 1997.
        10.06+           -- Exercise of Option to Nonheme Protein License Agreement
                            with VCU-Intellectual Property Foundation dated March 23,
                            1998.
        10.07+           -- Warrant Agreement to purchase shares of Series B
                            Preferred Stock with Comdisco, Inc. dated April 15, 1996.
        10.08+           -- Warrant Agreement to purchase shares of Series C
                            Preferred Stock with Comdisco, Inc. dated May 5, 1998.
        10.09+           -- Allos Therapeutics, Inc. Series C Convertible Preferred
                            Stock Purchase Agreement dated October 4, 1999.
        10.10+           -- Allos Therapeutics, Inc. Fourth Amended and Restated
                            Stockholder Rights Agreement dated October 4, 1999.
        10.11+           -- Allos Therapeutics, Inc. 1995 Stock Option Plan, as
                            amended to date.
        10.12+           -- Office Lease with Denver Jack Limited Partnership dated
                            October 30, 1995.
        10.13+           -- First Amendment to 7000 Broadway Building Office Lease
                            with Denver Jack Limited Partnership dated October 30,
                            1995.
        10.14+           -- Second Amendment to 7000 Broadway Building Office Lease
                            with Denver Jack Limited Partnership dated June 7, 1996.
        10.15+           -- Third Amendment to 7000 Broadway Building Office Lease
                            with Denver Jack Limited Partnership dated March 26,
                            1998.
        10.16+           -- Fourth Amendment to 7000 Broadway Building Office Lease
                            with Denver Jack Limited Partnership dated June 29, 1998.
        10.17+           -- Lease Agreement with Virginia Biotechnology Research Park
                            Authority dated July 28, 1999.
        10.18++**        -- Term Sheet for Contract API Supply between Allos and
                            Hovione dated March 25, 1999.
        10.19++          -- Confirmatory letter agreement with Hovione Inter Limited dated January 13, 2000.

       EXHIBIT NO                                DESCRIPTION
       ----------                                -----------
        10.20++**        -- Development and Investigational Supply Proposal between
                            Taylor Pharmaceuticals and Allos Therapeutics, Inc. dated
                            December 30, 1998.
        10.21++**        -- License Agreement with Virginia Commonwealth University
                            Intellectual Property Foundation dated June 30, 1997.
        10.22++          -- Confirmatory letter agreement with Taylor
                            Pharmaceuticals, Inc. dated March 17, 2000.
        23.01++          -- Consent of PricewaterhouseCoopers LLP Independent
                            Accountants.
        23.02+           -- Consent of Cooley Godward LLP (included in Exhibit 5.01).
        24.01+           -- Powers of Attorney.
        27.01+           -- Financial Data Schedule.


---------------

 + Previously filed.

++ Filed herewith.

 * To be filed by amendment


** Certain confidential material contained in this document has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.